As filed with the Securities and Exchange Commission on June 18, 2024

PART II – INFORMATION REQUIRED IN OFFERING CIRCULAR

Preliminary Offering Circular dated June 18, 2024

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

OFFERING CIRCULAR

Connect Invest II LLC

Up to $55,816,697 of Notes

Connect Invest II LLC, a Nevada limited liability (the “Company”), is offering, this Offering, up to $55,816,697 in aggregate principal amount of Notes. Through May 31, 2024, our ongoing offering (of which this Offering is a continuation) has raised an aggregate principal amount of approximately $19,183,303, consisting of $9,478,684 of Series A Notes, $3,764,983 of Series B Notes and $5,939,636 of Series C Notes. These aggregate dollar amounts include all Notes designated as Series A, Series B or Series C, as applicable, regardless of the maturity date thereof or interest rate thereon in effect at the date of issuance. The Notes will be unsecured, general recourse obligations of the Company and will be issued in three series: Series A, Series B and Series C (collectively, the “Notes”). The maturity date and interest rate of each series are:

	Maturity Date	Interest Rate	Amount Offered
Series A Notes	6 months after issuance	7.50%	$25,000,000
Series B Notes	12 months after issuance	8.00%	$13,000,000
Series C Notes	24 months after issuance	9.00%	$17,816,697

The Company is externally managed by I-Management Group LLC. Our principal office is: Connect Invest II LLC, 6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119; telephone: (866) 795-7558.

The Notes are being offered until the earliest of (1) the date on which $55,816,697 in aggregate principal amount of the Notes, the Maximum Offering Amount, has been purchased, (2) June __, 2025, which date may be extended in our sole discretion, or (3) the date on which we terminate the Offering, in our sole discretion. The proceeds of this Offering will be used by the Company to fund and/or acquire real estate loans initially originated by Ignite Funding, LLC, an affiliate of the Company.

Important terms of the Notes include the following, each of which is described in detail in this Offering Circular:

•	The Notes are unsecured, general recourse obligations of the Company that will be repaid from the Company’s working capital.
•	The Notes will have a stated, fixed interest rate, ranging from 7.50% to 9.00% depending on the series of Notes purchased.
•	The Notes will bear interest from the date of issuance, payable monthly, with all principal and any accrued but unpaid interest due at maturity.
•	The Notes will have maturity dates of six, 12 or 24 months, depending on the series of Notes.
•	We will offer Notes to our investors at 100% of their principal amount.
•	The Notes will be issued in electronic form only and will not be listed on any securities exchange. The Notes will generally not be transferable. Therefore, investors must be prepared to hold their Notes to maturity.

As of the date of this Offering Circular, the Company has sold an aggregate of approximately $9,478,684 of Series A Notes, approximately $3,764,983 of Series B Notes and approximately $5,939,636 of Series C Notes. Each outstanding Series A Note and each Series A Note issued after the date of this Offering Circular will bear interest at the fixed rate of 7.5% and will mature six (6) months after issuance.  Each outstanding Series B Note and each Series B Note issued after the date of this Offering Circular will bear interest at the fixed rate of 8.0% and will mature 12 months after issuance Each outstanding Series C Note and each Series C Note issued after the date of this Offering Circular will bear interest at the fixed rate of 9.0% and will mature 24 months after issuance Prior to the date of this Offering Statement, the Company announced increases in the interest rates of each series of Notes, which applied to each Note of the applicable series as of the date of the announcement regardless of whether such Note was outstanding at such time or issued thereafter. No additional increases will be made in the interest rates of any of the Series A Notes, Series B Notes or Series C Notes The Company, however, reserves the right to issue additional series of Notes after the date of this Offering Circular, which may have higher or lower interest rates and different maturity dates than any of the then outstanding Notes. The Company will file a post-qualification amendment to the offering statement of which this Offering Circular constitutes a part with the Securities and Exchange Commission announcing the terms of any such new series of Notes.

Investing in the Notes is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6 to read about the more significant risks you should consider before buying our Notes.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this Offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in the Notes.

	Per Note	Total Maximum

Public Offering Price(1)	$500.00	$55,816,697.00
Selling Commissions(2)	$—	$—
Total Proceeds to Us(3)	$500.00	$61,731,485.00

________________

(1)	The price per Note was arbitrarily determined by the Company.
(2)	We expect to offer our Notes on a best efforts basis primarily by the Company’s officers on an on-going and continuous basis.
(3)	The offering expenses will be paid by the Company out of its existing working capital, so that 100% of the proceeds of this Offering will be used by the Company to fund and/or acquire real estate loans.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Offering Circular disclosure format.

The date of this Offering Circular is June __, 2024

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This Offering Circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This Offering Circular is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”), using a continuous offering process. Periodically, as we make material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Our company and those selling Notes on our behalf in this Offering will be permitted to make a determination that the purchasers of Notes in this offering are “qualified purchasers” in reliance on the information and representations provided by the purchaser regarding the purchaser’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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INVESTMENT CRITERIA

The Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933, as amended (the “Securities Act”)). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the Notes offered hereby are offered and sold only to “qualified purchasers.” In order to be a “qualified purchaser,” a purchaser of Notes must satisfy one of the following:

(1)	Accredited Investors: You are an accredited investor. An “accredited investor” is:
(a)	If a natural person, a person that has:

i.	an individual net worth, or joint net worth with his or her spouse, that exceeds $1,000,000, excluding the value of the primary residence of such natural person (as described below); or
ii.	individual income in excess of $200,000, or joint income with his or her spouse in excess of $300,000, in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year.
(b)	If not a natural person, one of the following:

i.	a corporation, an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring shares, with total assets in excess of $5,000,000;
ii.	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in a share;
iii.	a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
iv.	an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
v.	a business development company (as defined in Section 2(a)(48) of the Investment Company Act);
vi.	a Small Business Investment Company licensed by the Shared States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
vii.	an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if the investment decision is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;
viii.	a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”));
ix.	a bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; or
x.	an entity in which all of the equity owners are accredited investors.

(c)	In addition, the SEC has issued certain no-action letters and interpretations in which it deemed certain trusts to be accredited investors, such as trusts where the trustee is a bank as defined in Section 3(a)(2) of the Securities Act and revocable grantor trusts established by individuals who meet the requirements of clause (1)(a)(i) or (1)(a)(ii) of this section. However, these no-action letters and interpretations are very fact specific and should not be relied upon without close consideration of your unique facts; or

(2)	Non-Accredited Investors: If you are not an accredited investor, your investment in Notes may not be more than 10% of the greater of:

(a)	If you are a natural person:

i.	your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence (as described below); or

ii.	your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year.

(b)	If you are not a natural person,

i.	your revenue, as of your most recently completed fiscal year end; or

ii.	your net assets, as of your most recently completed fiscal year end.

For purposes of this definition, “net worth” means the excess of total assets at fair market value over total liabilities, except that the value of the principal residence owned by a natural person will be excluded for purposes of determining such natural person’s net worth. In addition, for purposes of this definition, the related amount of indebtedness secured by the primary residence up to the primary residence’s fair market value may also be excluded, except in the event such indebtedness increased in the 60 days preceding the purchase of the Notes and was unrelated to the acquisition of the primary residence, then the amount of the increase must be included as a liability in the net worth calculation. Moreover, indebtedness secured by the primary residence in excess of the fair market value of such residence should be considered a liability and deducted from the natural person’s net worth.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

oFFERING CIRCULAR SUMMARY

This summary highlights selected information relating to this Offering. It is not complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular. To understand this Offering fully, you should read the entire Offering Circular carefully, including the “Risk Factors” section, before making a decision to invest in the Notes. References to “we,” “us,” “our,” “the Company” or “Connect Invest” refer to Connect Invest II LLC, a Nevada limited liability company.

Our Business

General. Connect Invest is a Nevada limited liability company that operates as a real estate lender that funds all or portions of real estate loans initially originated by Ignite Funding, LLC, an affiliate of Connect Invest (“Ignite”). Both the Company and Ignite are managed by I-Management Group LLC. The financing needs of the borrowers under the real estate loans are not typically met by traditional mortgage lenders. As a part of its origination process, Ignite (i) verifies and values the real estate collateral that will secure the proposed real estate loan and (ii) obtains borrowers’ credit profiles to determine if the real estate and the prospective borrower meet its funding criteria. Ignite also services the real estate loans funded by Connect Invest on an ongoing basis pursuant to the terms of a servicing agreement between Ignite and Connect Invest (the “Servicing Agreement”). As of the date of this Offering Circular, the Company has not identified any real estate loans for funding with the proceeds of this Offering. See “Description of Our Business—Ignite Real Estate Loan Administration—Servicing Agreement.”

The Notes. Our investors have the opportunity to buy Notes in multiple series issued by the Company. The proceeds of the Notes will be used to fund or otherwise acquire real estate loans. Each series of Notes have different interest rates and maturity dates and are unsecured, general recourse obligations of the Company, ranking junior in right of payment to any future secured debt of the Company. Holders of the Notes will not have any recourse against the borrowers under the real estate loans or the collateral securing the real estate loans that the Company acquires. We will pay interest only on the Notes through monthly payments, with all principal payable at the maturity of the Notes. The Notes are prepayable by the Company at any time without penalty. If we were to become subject to a bankruptcy or similar proceeding, the holder of a Note will have a general unsecured claim against our Company.

About Ignite. Ignite, which is a licensed mortgage broker, commenced operations in 1995 and as of December 31, 2023, has originated approximately 1,323 real estate loans with an aggregate principal amount of approximately $1.773 billion. Over the past five years, Ignite has funded approximately $1.19 billion in aggregate principal amount of real estate loans, with maturities ranging from three months to 18 months and an average loan payoff of nine months. The aggregate dollar amount of defaults on Ignite’s real estate loans over the five years ended December 31, 2023 is approximately $32.7 million, or 2.74%, with an aggregate loss of principal of only $3,059,071.80, or 0.25%.

Real Estate Loan Administration. We have has entered into a Servicing Agreement with Ignite, under which Ignite will service the real estate loans funded or otherwise acquired in whole or in part by the Company, including collecting payments due on the applicable real estate loans and remitting those payments to the Company. Under the terms of the Servicing Agreement, Ignite is responsible for overseeing all collection procedures in the event of a borrower default under a real estate loan. The Servicing Agreement also permits Ignite to retain third parties to assist it in the performance of its obligations; however, Ignite is solely responsible and liable for all its obligations under the Servicing Agreement. See “Description of Our Business—Ignite Real Estate Loan Administration—Servicing Agreement.”

Following the occurrence of an event of default under a real estate loan that has not been timely cured (the “Defaulted Loan”), Ignite will commence a collection process relating to the Defaulted Loan and will transfer to the Company all, or its pro rata portion, of the amounts realized from the collection process, including any proceeds from the liquidation of the collateral securing the real estate loan and any personal guarantees, net of all fees and expenses relating to the collection process (collectively, the “Collection Proceeds”). The Company will use the Collection Proceeds to initially make debt service payments on the Company’s indebtedness, including the Notes. Pursuant to the terms of the Servicing Agreement, Ignite, or a third party selected by Ignite, will exercise all remedies available to collect the Defaulted Loan, including foreclosing on and selling the real estate collateral securing the Defaulted Loan, provided that our approval is required for all waivers or modifications to the terms of the real estate loans for which we have has provided at least 51% of the funding. See “Description of the Notes—Servicing Covenant” and “Description of Our Business--Ignite Real Estate Loan Administration--Collection Process.”

The Real Estate Loans.  All real estate loans will be secured by real property owned by the borrowers and will have fixed interest rates and maturities ranging from three months to three years. We do not have a minimum net worth requirement for a prospective borrower; instead, it relies heavily on the value of the real estate collateral securing the loan and the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. Each real estate loan will be made to third party borrowers initially identified by Ignite pursuant to loans originated by Ignite. The real estate loans will be funded in whole or in part by us with the proceeds Connect Invest has received from this Offering. Neither Ignite nor the third-party borrower under any real estate loan has any obligation to the purchasers of the Notes.

About Connect Invest

Connect Invest was organized in Nevada in October 2020. The principal executive office of Connect Invest is located at 6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119, and its telephone number is (866) 795-7558. The Company’s website address is www.connectinvest.com. Information contained on our website is not incorporated by reference into this Offering Circular. Connect Invest is a newly formed entity with no operating history.

The Offering

Issuer	Connect Invest II LLC.

Notes offered	Notes, issued in series consisting of Series A ($25,000,000 aggregate principal amount), Series B ($13,000,000 aggregate principal amount) and Series C ($17,816,697 aggregate principal amount). The Notes will be issued in increments of $500 or any multiple thereof, with a minimum purchase of $500.

Offering price	100% of principal amount of each Note.

Maturity date	Series A: 6 months after issuance Series B: 12 months after issuance Series C: 24 months after issuance

Interest rate

Each series of Notes will have a stated, fixed interest rate, as follows:

Series A: 7.50%

Series B: 8.00%

Series C: 9.00%

As of May 31, 2024, the Company has sold an aggregate of approximately $9,478,684 of Series A Notes, $3,764,983 of Series B Notes and $5,939,636 of Series C Notes. These aggregate dollar amounts include all Notes designated as Series A, Series B or Series C, as applicable, regardless of the maturity date thereof or interest rate thereon in effect at the date of issuance. Each outstanding Series A Note and each Series A Note issued after the date of this Offering Circular will bear interest at the fixed rate of 7.5% and will mature six (6) months after issuance. Each outstanding Series B Note and each Series B Note issued after the date of this Offering Circular will bear interest at the fixed rate of 8.0% and will mature 12 months after issuance. Each outstanding Series C Note and each Series C Note issued after the date of this Offering Circular will bear interest at the fixed rate of 9.0% and will mature 24 months after issuance Prior to the date of this Offering Statement, the Company announced increases in the interest rates of each series of Notes, which applied to each Note of the applicable series as of the date of the announcement regardless of whether such Note was outstanding at such time or issued thereafter. No additional increases will be made in the interest rates of any of the Series A Notes, Series B Notes or Series C Notes. The Company, however, reserves the right to issue additional series of Notes after the date of this Offering Circular, which may have higher or lower interest rates and different maturity dates than any of the then outstanding Notes. The Company will file a post-qualification amendment to the offering statement of which this Offering Circular constitutes a part with the Securities and Exchange Commission (the “SEC”) announcing the terms of any such new series of Notes.

Payments on the Notes	During the term of the Notes, we will make monthly interest only payments, with all principal payable at maturity of the Note. The Notes are unsecured, general recourse obligations of the Company and are not subject to any credit enhancement. Accordingly, the holders of the Notes will not have any recourse against the borrowers under the real estate loans funded by the Company or the collateral securing the real estate loans. See “Description of the Notes” for more information.

Ranking	The Notes will not be contractually senior to or contractually pari passu with any other indebtedness of the Company. The terms of the Notes do not restrict our ability to incur other indebtedness, including debt that is senior to the Notes, or the grant or imposition of liens or security interests on our assets, including on the real estate loans.

Use of proceeds Manager

We will use all of the proceeds of each series of Notes to fund or otherwise acquire the real estate loans.

I-Management Group LLC, a Nevada limited liability company, is the manager of the Company (the “Manager”) and will manage and control the Company’s affairs. The mailing address of the Manager is 6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119 and is phone number is (866) 795-7558.

Electronic form and transferability	The Notes will be issued in electronic form only and will not be listed on any securities exchange. The Notes will generally be transferable, but there can be no assurance that any market will develop for the Notes. Therefore, investors must be prepared to hold their Notes to maturity.

U.S. federal income tax consequences	Although the matter is not free from doubt, we intend to treat the Notes as indebtedness of the Company for U.S. federal income tax purposes. Prospective purchasers of the Notes should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Notes, including any possible differing treatments of the Notes. See “Material U.S. Federal Income Tax Considerations” for more information.
Risk Factors	This Offering involves various risks. See “Risk Factors.”
Investor suitability	This Offering is strictly limited to investors who meet the investor suitability requirements set forth in this Offering Circular. See “Plan of Distribution—Who May Invest.”

RISK FACTORS

Our Notes involve a high degree of risk. In deciding whether to purchase Notes, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or future principal and interest payments you expect to receive.

Risks Relating to the Notes

The Company has a limited operating history.

As of May 31, 2024, we have sold $19,183,303 in aggregate principal amount of Notes and have funded real estate loans in an aggregate principal amount of $15,468,700. The holders of the Notes are relying on the ability of the Manager to select the real estate loans that will be funded using the proceeds of this Offering.

You may lose some or all of your initial purchase price for the Notes because the Notes are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Notes.

The Notes are highly risky and speculative because the Notes are unsecured, general recourse obligations of the Company. Notes are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in Notes, you should not purchase Notes. You should not assume that a Note is appropriate for you just because it corresponds to a loan listed on our platform.

The Notes are not secured by any collateral or guaranteed or insured by any third party.

The Notes will not represent an obligation of the borrowers under the real estate loans or any other party except the Company. The Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that our cash flow, profits and capital will be sufficient to repay our obligations under the Notes.

The Notes may be subordinated obligations of the Company.

The Notes will be subordinate to any future indebtedness of the Company that is not by its terms subordinate to or pari passu with the Notes. There is no limitation on the amount of indebtedness that wen may incur which is senior in right of payment to the Notes. The Notes will be general unsecured obligations of the Company ranking effectively junior in right of payment to any future indebtedness of the Company to the extent of any collateral securing such indebtedness. If the Company is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of the Company will be entitled to be paid in full from assets securing such indebtedness before any payment may be made with respect to the Notes.

There is not a minimum offering amount of Notes which could create a diversification risk.

There is no minimum offering amount and no escrow provision for the proceeds of this Offering. Accordingly, the proceeds from the sale of the Notes will be immediately available to the Company upon the acceptance of each investor’s subscription. If less than the maximum amount of Notes is sold under this Offering Circular, we may only be able to fund a limited number of real estate loans and would be less diversified than would be the case if a larger principal amount of the Notes had been sold. As a result, there may be less diversification in our portfolio of real estate loans than if we sold the maximum amount of Notes. A limited number of real estate loans may place a substantial portion of the Company’s portfolio in the same geographic location. In that case, a decline in such real estate market could have a much greater adverse impact the Company’s real estate loan portfolio than if the Company had a more diversified loan portfolio.

While the real estate loans are secured by designated real property assets and are occasionally guaranteed, you must rely on Connect Invest and Ignite to pursue collection against any borrower.

While the real estate loans that Connect Invest funds are secured by designated real property assets, they are obligations of the borrowers to Connect Invest, not obligations to holders of Notes. Holders of Notes will have no recourse to the borrowers and no ability to pursue the borrowers to collect payments under the real estate loans. Holders of Notes may look only to Connect Invest for payment of the Notes, and its obligation to pay the Notes is limited as described in this Offering Circular. The holders of the Notes will not be able to pursue collection efforts against any borrower or the real estate assets securing the real estate loans and will have no right to contact the borrower about the defaulted real estate loan. See “Description of the Notes.”

Payments of principal and interest on the Notes may be made from additional borrowings.

Payments of principal and interest on the Notes will be made from the Company’s working capital, which will be generated from a number of sources including results of the Company’s operations, the issuance of additional Notes and third-party financings. As a result, if additional debt financing is not available, the Company may not be able to fully repay the Notes is has previously issued.

Decreases in the value of the property underlying the real estate loans might decrease the borrowers’ ability to make payments on their loans.

The real estate loans that Connect Invest funds are secured by underlying real property interests. To the extent that the value of the property underlying the real estate loans decreases, the borrowers may have greater difficulty making payments on the real estate loans. As a result, Connect Invest may not be able to make payments to its investors on the Notes.

The property valuation models used by Ignite in determining whether to make a real estate loan may be deficient and may increase the risk of default.

Real estate valuation is an inherently inexact process and depends on numerous factors, all of which are subject to change. Appraisals or opinions of value may prove to be insufficiently supported, and Ignite’s review of the value of the underlying property in determining whether to make a real estate loan and the value of the underlying security may be based on information that is incorrect or opinions that are overly optimistic. The risk of default in such situations is increased, and the risk of loss to Investors will be commensurately greater.

Insurance against risks faced by a property could become costlier or could become unavailable altogether.

Real estate properties are typically insured against risk of fire damage and other typically insured property casualties but are sometimes not covered by severe weather or natural disaster events such as landslides, earthquakes, or floods. Changes in the conditions affecting the economic environment in which insurance companies do business could affect the borrower’s ability to continue insuring the property at a reasonable cost or could result in insurance being unavailable altogether. Moreover, any hazard losses not then covered by the borrower’s insurance policy would result in the real estate loan becoming significantly under-secured, and an investor in a Note could sustain a significant reduction, or complete elimination of, the return and repayment of principal from that Note.

Environmental issues may affect the operation of a borrower property.

If toxic environmental contamination is discovered to exist on a property underlying a real estate loan, it might affect the borrower’s ability to repay the real estate loan we could suffer from a devaluation of the loan security. To the extent that the we are forced to foreclose and/or operate such a property, potential additional liabilities include reporting requirements, remediation costs, fines, penalties and damages, all of which would adversely affect the likelihood that Investors would be repaid on the Notes.

Of concern may be those properties that are, or have been, the site of manufacturing, industrial or disposal activity. These environmental risks may give rise to a diminution in value of the security property or liability for clean-up costs or other remedial actions. This liability could exceed the value of the real property or the principal balance of the related mortgage loan. For this reason, we may choose not to foreclose on contaminated property rather than risk incurring liability for remedial actions, in which event you would lose your entire investment other than payments received prior to the event giving rise to a foreclosure right.

Under the laws of certain states, an owner’s failure to perform remedial actions required under environmental laws may give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs. In some states this lien has priority over the lien of an existing mortgage against the real property. Because the costs of remedial action could be substantial, the value of a mortgaged property as collateral for a mortgage loan could be adversely affected by the existence of an environmental condition giving rise to a lien.

The state of law is currently unclear as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender. If a lender does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.

Loss rates on the real estate loans may increase as a result of economic conditions, natural disasters, war, terrorist attacks, or Acts of God beyond the Company’s control and beyond our control of the borrower.

Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions, natural disasters, war, terrorist attacks, or Acts of God beyond our control and beyond the control of individual borrowers. In particular, loss rates on the real estate loans may increase due to factors such as (among other things) local real estate market conditions, prevailing interest rates, the rate of unemployment, the level of consumer confidence, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. Loss rates may also increase due to certain natural disasters, such as fires, floods, hurricanes, tornados, tsunamis, or earthquakes, war, terrorist attacks, or other Acts of God.

Security of the real estate loans does not remove the risks associated with foreclosure.

Different property types involve different types of risk in terms of realizing on the collateral in the event that the borrower defaults. These risks include completion costs in the case of an incomplete project (including potential payments to third parties involved in the project), partial resale for condominiums and tracts and lease-up (finding tenants) for multi- family residential, small commercial and industrial properties. We may not be able to sell a foreclosed commercial property, for example, before expending efforts to find tenants to make the property more fully leased and more attractive to potential buyers.

Moreover, foreclosure statutes or other recovery methods vary widely from state to state. Properties underlying defaulted loans will need to be foreclosed upon in compliance with the laws of the state where such property is located. Many states require lengthy processing periods or the obtaining of a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti- deficiency and other laws may limit the ability for the Company to timely recover the value of its loan in the event that a borrower defaults on a loan.

Commercial loans generally involve a greater risk of loss than any other types of loans

Commercial loans are considered to involve a higher degree of risk than other loans, such as residential or consumer loans, because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating on the property, and loan terms that include amortization schedules longer than the stated maturity which provide for balloon payments at stated maturity rather than periodic principal payments.

A portion of the real estate loans Connect Invest funds will be either acquisition or development mortgage loans, which are highly speculative.

Connect Invest expects that a portion of the real estate loans it funds will be loans for the acquisition or development of real estate, which will initially be secured by unimproved land. These types of loans are highly speculative, because:

•	until disposition, the property does not generate separate income for the borrower to make loan payments;

•	the completion of planned development may require additional development financing by the borrower, which may not be available;

•	depending on the velocity or amount of lot sales to homebuilders, demand for lots may decrease causing the price of the lots to decrease;

•	depending on the velocity or amount of lot sales to developers or homebuilders, demand for land may decrease causing the price of the land to decrease;

•	there is no assurance that we will be able to sell unimproved land promptly if we are forced to foreclose upon it; and

•	lot sale contracts are generally not “specific performance” contracts, and the borrower may have no recourse if a homebuilder elects not to purchase lots.

If in fact the land is not developed, the borrower may not be able to refinance the loan and, therefore, may not be able to make the balloon payment when due. If a borrower defaults and Ignite forecloses on the collateral, Ignite may not be able to sell the collateral for the amount owed to us by the borrower. In calculating our loan-to-value ratios for the purpose of determining maximum borrowing capacity, Ignite uses the estimated value of the property at the time of completion of the project, which increases the risk that, if Ignite forecloses on the collateral before it is fully developed, it may not be able to sell the collateral for the amount owed to us by the borrower.

Connect Invest expects a portion of the real estate loans it funds will be construction loans, which are subject to the risk of failure of completion or failure of the subsequent sale of the completed project.

Construction loans are subject to the risk that the home or building is not completed, or that the completed home or building is not sold or leased, prior to the maturity of the real estate loan. In either case, if the borrower ultimately defaults on the loan, Ignite may be required to find another contractor to complete the project and/or sell the finished project. If Ignite is unable to complete the project or sell the completed project, we could lose a substantial portion of the principal of the applicable loan, and Connect Invest’s ability to make payments to its investors on the Notes will be harmed.

We may be subject to losses due to fraudulent and negligent acts on the part of real estate loan applicants, mortgage brokers, other vendors and our employees.

When Ignite originates a prospective real estate loan, it relies on information supplied by third parties, including the information contained in the loan application made by the applicant, property appraisal, title information and revenue documentation. If a third party misrepresents any of this information and Ignite does not discover the misrepresentation prior to funding the real estate loan, the value of the real estate loan may be significantly lower than anticipated. As a practical matter, we generally bear the risk of loss associated with the misrepresentation whether it is made by the loan applicant, another third party or one of our employees. A real estate loan that is subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Although we may have rights against the person, or entities that made, or knew about, the misrepresentation, those persons and entities may be difficult to locate, and it is often difficult to collect from them any monetary losses that we have suffered.

Ignite relies on information provided to it by third parties which it cannot always verify in conducting its evaluation process. If any of these third parties makes an error or misrepresents information to Ignite, we may fund real estate loans that do not meet our standard criteria.

Ignite’s evaluation of real estate loans to be funded depends on several factors, such as the third-party property valuations and Ignite’s analysis of the financial position of the borrower. If there is an error in the property valuation, or the borrower or its accountant makes an error or a misrepresentation in the information provided to Ignite, it will provide Connect Invest with an evaluation based on faulty information, which may lead us to fund a loan that is not within our standard criteria. If such a mistake or misrepresentation leads Connect Invest to fund a loan to a higher-risk borrower than its loan fundings, we may suffer an increased risk of default on the real estate loan.

Default rates on the real estate loans may increase as a result of economic conditions beyond our control and beyond the control of borrowers.

The default rates on the real estate loans may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of the borrowers. In particular, default rates on real estate loans funded by the Company may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors.

The real estate loans do not restrict borrowers from incurring additional unsecured or secured debt, nor do they impose any financial restrictions on borrowers during the term of the real estate loan, which may impair our ability to receive the full principal and interest payments on the real estate loans.

If a borrower incurs additional debt after obtaining a real estate loan from us, the additional debt may impair the ability of that borrower to make payments on the borrower’s real estate loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower. To the extent that the borrower has or incurs other indebtedness and cannot pay all of its indebtedness, the borrower may choose to make payments to creditors other than us.

To the extent borrowers incur other secured indebtedness, the ability of the secured creditors to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the real estate loan.

Some of the real estate loans that Connect Invest funds will not contain any cross-default or similar provisions. If borrowers default on their debt obligations other than on the real estate loans, the ability to collect on the real estate loans that Connect Invest funds may be substantially impaired.

Some of the real estate loans that Connect Invest funds will not contain cross-default provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. Under a real estate loans that does not contain cross-default provisions, a borrower’s loan will not be placed automatically in default upon that borrower’s default on any of the borrower’s other debt obligations, unless there are independent grounds for a default on the real estate loan. A real estate loan will not be referred to a third-party collection agency for collection because of a borrower’s default on debt obligations other than the real estate loan. If a borrower defaults on debt obligations owed to a third party and continues to satisfy payment obligations under the real estate loan, the third party may seize the borrower’s assets or pursue other legal action against the borrower before the borrower defaults on the real estate loan.

Borrowers may seek the protection of debtor relief under federal bankruptcy or state insolvency laws, which may result in the nonpayment of the real estate loans.

Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on hold and prevent further collection action absent bankruptcy court approval. If we receive notice that a borrower has filed for protection under the federal bankruptcy laws or has become the subject of an involuntary bankruptcy petition, we will put the borrower’s loan account into “bankruptcy status.” When we put a real estate loan into bankruptcy status, we will not undertake collection activity without bankruptcy court approval. When payments will ultimately be made or received on a real estate loan after a bankruptcy status is declared depends on the borrower’s financial situation. It is possible that the borrower’s liability on the real estate loan will be discharged in bankruptcy and we will only be able to collect the value of the underlying real estate collateral. Frequently, the bankruptcy of a borrower, even secured creditors, including the Company as holder of the real estate loans, will receive only a fraction of any amount outstanding on their secured loans. See “Description of Our Business — Ignite Real Estate Loan Administration — Collection Process.”

Risks Related to our Company and our Platform

We have a limited operating history. As an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

If we are successful, the number of borrowers and investors and the volume of real estate loans originated through our platform will increase, which will require us to increase our facilities, personnel and infrastructure in order to accommodate the greater servicing obligations and demands on our platform. Our platform is dependent upon our website in order to maintain transactions in the real estate loans and Notes. We must constantly add new hardware and update our software and website, expand our customer support services and add new employees to maintain the operations of our platform, as well as to satisfy our servicing obligations on the real estate loans and make payments on the Notes.

The holders of the Notes will have no rights to control the operations of the Company.

The holders of the Notes will have no opportunity to control our day-to-day operations, which will be the responsibility of the Manager, including decisions relating to which real estate loans to fund. Consequently, the holders of the Notes will generally not be able to evaluate for themselves the merits of a particular real estate loan prior to financing.

The Manager’s liability to the Company is limited and we have agreed to indemnify the Manager against certain losses.

The Manager and its agents and employee may not be liable to us for errors of judgment or other acts or omissions. In addition, we are obligated to indemnify the Manager against certain suits or proceedings to which it becomes subject based on its position as the Manager. A successful claim for indemnification would reduce our capital by the amount paid and, therefore, potentially limit our ability to make payments on the Notes.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be adversely affected.

The real estate lending market is competitive and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform.

Our principal competitors include major banking institutions, credit unions and other real estate lending companies. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of these companies or any major financial institution decided to enter the social lending business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be adversely affected.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand for our platform could stagnate or substantially decline.

If we fail to promote and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing and maintaining awareness of the Connect Invest brand in a cost-effective manner is critical to achieving widespread acceptance of social lending and attracting new members. Furthermore, we believe that the importance of brand recognition will increase as competition in the social lending industry increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the member experience on our platform. Our efforts to build our brand are expected to involve significant expense, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased revenues and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose our existing members to our competitors or be unable to attract new members, which would cause our revenue to decrease and may impair our ability to maintain our platform.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and payments on the Notes may be limited, suspended or stopped.

The Notes are unsecured and holders of the Notes do not have a security interest in the real estate loans or the proceeds of the real estate loans. The recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note. If we were to become subject to a bankruptcy or similar proceeding, the recovery, if any, of a holder of a Note may be substantially delayed in time and may be substantially less in amount than the principal and interest due and to become due on the Note. Specifically, the following consequences may occur:

A bankruptcy or similar proceeding of our company may cause delays in borrower payments.  Borrowers may delay payments to us on account of the real estate loans because of the uncertainties occasioned by a bankruptcy or similar proceeding of our company, even if the borrowers have no legal right to do so, and such delay would reduce, at least for a time, the funds that might otherwise be available to pay the Notes.

A bankruptcy or similar proceeding of our company may cause delays in payments on Notes.  The commencement of the bankruptcy or similar proceeding may, as a matter of law, prevent us from making regular payments on the Notes, even if the funds to make such payments are available. Because a bankruptcy or similar proceeding may take months or years to complete, the suspension of payment may effectively reduce the value of any recovery that a holder of a Note may receive (and no such recovery can be assured) by the time any recovery is available.

Interest accruing upon and following a bankruptcy or similar proceeding of our company may not be paid.  In bankruptcy or similar proceeding of our company, interest accruing on the Notes during the proceeding may not be part of the allowed claim of a holder of a Note. If the holder of a Note receives a recovery on the Note (and no such recovery can be assured), any such recovery may be based on, and limited to, the claim of the holder of the Note for principal and for interest accrued up to the date of the bankruptcy or similar proceeding, but not thereafter. Because a bankruptcy or similar proceeding may take months or years to complete, a claim based on principal and on interest only up to the start of the bankruptcy or similar proceeding may be substantially less than a claim based on principal and on interest through the end of the bankruptcy or similar proceeding.

We rely on a third party to disburse real estate loan proceeds and process real estate loan payments, and we rely on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the real estate loans which the Company funds may be adversely affected.

We rely on Ignite to disburse real estate loan amounts. Additionally, because we are not a bank, we cannot belong to and directly access the Automated Clearing House (“ACH”) payment network, and we must rely on an FDIC-insured depository institution to process our transactions, including remittances to our Noteholders. We currently use Bank of America, N.A. for these purposes. We also rely on computer hardware purchased and software licensed from third parties to operate our platform. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain these services, or if we cannot transition to another service provider quickly, our ability to process payments and operate our platform could suffer, and your receipt of payments on the Notes could be delayed or impaired.

If the security of our members’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, our reputation may be harmed, and we may be exposed to liability.

Our platform stores our investors’ bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any of our members’ data, our relationships with our members will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our members to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose members.

Our ability to maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins and similar disruptions.

The highly-automated nature of our platform may make it an attractive target and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a computer hacker were able to infiltrate our platform, you would be subject to an increased risk of fraud or identity theft, and you may not receive the principal or interest payments that you expect to receive on any Notes you were fraudulently induced to purchase. Hackers might also disrupt the accurate processing and posting of payments to accounts such as yours on the platform, or cause the destruction of data and thereby undermine your rights to repayment of the Notes you have purchased. While we have taken steps to prevent hackers from accessing our platform, if we are unable to prevent hacker access, your ability to receive the principal and interest payments that you expect to receive on Notes you purchase and our ability to fulfill our servicing obligations and to maintain our platform would be adversely affected.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of investors.

If a catastrophic event resulted in a platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new investors and retain existing investors. Our operations depend on the ability of the host of our systems hardware to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our host is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by our host or other third-party, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our members and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at our host facility. These factors could prevent us from processing or posting payments on the Notes, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause investors to abandon our platform.

Competition for employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we may need to invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our investors could diminish.

Our growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our success will depend in part on the ability of our senior management to manage the growth we achieve effectively. To do so, we may need to hire, train and manage new employees. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. The addition of new employees and the system development that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Risks Relating to Compliance and Regulation

Our platform is a new approach to borrowing that may fail to comply with borrower protection laws such as state usury laws, other interest rate limitations, all mortgage lending, banking, and brokering laws, or federal and state laws such as the Equal Credit Opportunity Act and the Fair Debt Collection Practices Act and their state counterparts. Borrowers may make counterclaims regarding the enforceability of their obligations after collection actions have commenced, or otherwise seek damages under these laws. Compliance with such regimes is also costly and burdensome.

Our platform operates a new program that must comply with regulatory regimes applicable to all commercial mortgage transactions. The novelty of our platform means compliance with various aspect of such laws is untested. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other state laws, public policy and general principles of equity relating to the protection of borrowers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the real estate loans. Our platform is also subject to other federal and state laws, such as:

•	the federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and
•	the federal Fair Debt Collection Practices Act and similar state debt collection laws, which regulate debt collection practices by “debt collectors” and prohibit debt collectors from engaging in certain practices in collecting, and attempting to collect, outstanding consumer loans.

We may not always have been, and may not always be, in compliance with these laws. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. See “Government Regulation” for more information regarding governmental regulation of our platform.

Noncompliance with laws and regulations may impair Ignite’s ability to arrange or service real estate loans.

Generally, failure to comply with the laws and regulatory requirements applicable to the lending business may, among other things, limit Ignite’s, or a collection agency’s, ability to collect all or part of the principal amount of or interest on the real estate loans and, in addition, could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and ability to maintain our platform and may result in borrowers rescinding their real estate loans.

Where applicable, Ignite seeks to comply with state small loan, loan broker, servicing and similar statutes. In all U.S. jurisdictions with licensing or other requirements that may be applicable to making loans, we believe Ignite has obtained any necessary licenses or comply with the relevant requirements. Nevertheless, if we or Ignite is found to not comply with applicable laws, we or Ignite could lose one or more of our licenses or authorizations or face other sanctions, which may have an adverse effect on our ability to continue to fund real estate loans and Ignite’s ability to arrange real estate loans through the platform, perform its servicing obligations or make our platform available to borrowers in particular states, which may impair your ability to receive the payments of principal and interest on your Notes that you expect to receive. See “Government Regulation” for more information regarding governmental regulation of our platform.

We rely on our agreement with Ignite to lend to qualified borrowers on a uniform basis throughout the United States. If our relationship with Ignite were to end, we may need to rely on individual state lending licenses to arrange real estate loans.

Real estate loan requests take the form of an application to Ignite, which cooperates with us to lend to qualified borrowers and allows our platform to be available to borrowers on a uniform basis throughout the areas of the United States in which Ignite originates real estate loans. If our relationship with Ignite were to end, we may need to rely on individual state lending licenses to arrange real estate loans. Because we do not currently possess any state lending licenses, we may be required to discontinue lending or limit the rates of interest charged on real estate loans in some states. We may face increased costs and compliance burdens if our agreement with Ignite terminated.

Several lawsuits have sought to recharacterize certain loan marketers and other originators as lenders. If litigation on similar theories were successful against us, real estate loans originated through our platform could be subject to state consumer protection laws in a greater number of states.

Several lawsuits have brought under scrutiny the association between high-interest “payday loan” marketers and out-of-state banks. These lawsuits assert that payday loan marketers use out-of-state lenders in order to evade the consumer protection laws imposed by the states where they do business. Such litigation has sought, successfully in some instances, to recharacterize the loan marketer as the lender for purposes of state consumer protection law restrictions. Similar civil actions have been brought in the context of gift cards. We believe that our activities are distinguishable from the activities involved in these cases. Moreover, most state consumer protection laws only apply to loans primarily for personal, family, or household use. The real estate loans originated through our platform would not be governed by those consumer protection laws because they are commercial loans used to finance construction of residences for immediate resale.

Additional state consumer protection laws would be applicable to the real estate loans originated through our platform if we were recharacterized as a lender, and the real estate loans could be voidable or unenforceable. In addition, we could be subject to claims by borrowers, as well as enforcement actions by regulators. Even if we were not required to cease doing business with residents of certain states or to change our business practices to comply with applicable laws and regulations, we could be required to register or obtain licenses or regulatory approvals that could impose a substantial cost on us. To date, no actions have been taken or threatened against us on the theory that we have engaged in unauthorized lending. However, such actions could have a material adverse effect on our business.

As Internet commerce develops, federal and state governments may draft and propose new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to social lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our members in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of consumer lending, which would adversely affect the viability of our platform.

Our legal compliance burdens and costs will significantly increase as a result of operating as a public company following the date of this Offering Circular. Our management will be required to devote substantial time to compliance matters.

After the date of this Offering Circular, we will become a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management and other personnel will need to devote a substantial amount of time to public company compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more expensive for us to obtain manager and officer liability insurance coverage and more difficult for us to attract and retain qualified persons to serve as managers or executive officers.

If we are required to register under the Investment Company Act, our ability to conduct our business could be materially adversely affected.

The Investment Company Act of 1940, or the “Investment Company Act,” contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We believe we have conducted, and we intend to continue to conduct, our business in a manner that does not result in our company being characterized as an investment company. If, however, we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition and results of operations. If we were deemed to be an investment company, we may also attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on our business.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Offering Circular regarding the borrowers, credit scoring, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	the status of borrowers, the ability of borrowers to repay real estate loans and the plans of borrowers;
•	expected rates of return and interest rates;
•	the attractiveness of our lending platform;
•	our financial performance;
•	the impact of our new structure on our financial condition and results of operations;
•	the availability and functionality of the trading platform;
•	our ability to retain and hire necessary employees and appropriately staff our operations;
•	regulatory developments;
•	our intellectual property; and
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this Offering Circular, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements contained in this Offering Circular. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Offering Circular and the documents that we have filed as exhibits to the offering statement, of which this Offering Circular is a part, completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PLAN OF DISTRIBUTION

The Offering

We are offering up to an aggregate principal amount $55,816,697 of our Notes pursuant to this Offering Circular. As of May 31, 2024, our ongoing offering (of which this offering is a continuation) has raised an aggregate principal amount of approximately $19,183,303. Our Notes will be offered primarily directly by our officers on an ongoing and continuous basis. The officers who will be offering the Notes are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of Rule 3a4-1(a), officers who sell Notes will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

This Offering will continue through the earliest of (1) June __, 2025, which date may be extended in our sole discretion, (2) the date upon which all $55,816,697 in Notes have been sold or (3) the date on which we terminate this Offering, in our sole discretion. Following qualification of the offering statement of which this Offering Circular is a part, we will issue Notes to investors at such times and in such amounts as elected by the investors. See “Description of our Business —How our Platform Operates —How to Purchase Notes.”

Once the SEC qualifies the offering statement, of which this Offering Circular is a part, we are permitted to generally solicit investors nationwide by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, who must register on our website and live in jurisdictions were the Notes are permitted to be offered and sold, can find additional information regarding this Offering and may initiate a purchase of the Notes in compliance with the Subscription Agreement.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, seven days per week on our website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our Notes, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one included as an exhibit to the offering statement of which this Offering Statement is a part, and wire funds for its subscription amount in accordance with the instructions provided therein.

An investor will become a Holder, including for tax purposes, and the Notes will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a Holder.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Who May Invest

Our Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our Notes are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Notes are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Transferability of our Notes

Our Notes are generally freely transferable by Holders subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this Offering, us or our Notes and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes.

description of our business

Overview

Connect Invest is a Nevada limited liability company that operates as a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We operate in the space known as “social lending.” We fund real estate loans made to third party borrowers originated by Ignite Funding, LLC, an affiliate of Connect Invest (“Ignite”). Both the Company and Ignite are managed by I-Management Group LLC.

Ignite, which commenced operations in 1995, is a licensed mortgage broker. As of December 31, 2023, Ignite has initiated the funding of approximately 1,323 real estate-related loans with an aggregate principal amount of approximately $1.773 billion. Over the past five years, Ignite has funded approximately $1.19 billion in aggregate principal amount of real estate loans, with maturities ranging from three months to 18 months and an average payoff of nine months. The aggregate dollar amount of defaults on Ignite’s real estate loans over the five years ended December 31, 2023 is approximately $32.7 million, or 2.74%, with an aggregate loss of principal of only $3,059,071.80 or 0.25%.

Our business objective is to operate the Connect Invest platform to fund real estate loans made to commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. The Connect Invest platform operates online only. Connect Invest’s registration, processing and payment systems are automated and electronic. Connect Invest requires the use of electronic payments as the means to remit cash payments on outstanding Notes. Connect Invest has no physical branches and no deposit-taking and interest payment activities. Connect Invest expects to fund commercial real estate loans made to borrowers initially identified by Ignite in the western United States.

Connect Invest generates revenue through interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate and interest payable on the Notes.

After Ignite receives a loan request from a borrower, it will initially verify and value the real estate collateral that will secure the proposed loan and then obtain the borrower’s credit profile to determine if the prospective borrower qualifies for our platform. Connect Invest does not have a minimum net worth requirement for a prospective borrower; instead, it relies heavily on the quality of the collateral and the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. As part of its evaluations process, Ignite reviews the following characteristics of each loan (the “Origination Criteria”):

•	The loan-to-value or loan-to-cost ratio;

•	The term of the loan;

•	The length of time the borrower has been in business;

•	The existence of any prior borrowing relationship with Ignite;

•	The purpose of the loan;

•	The existence of any guarantee;

•	The existence of any extension option; and

•	The ratio of the borrower’s outstanding debt to total indebtedness owed to Ignite.

Borrowers must identify their intended use of real estate loan proceeds in their initial loan request.

Connect Invest expects to attract investors to its website, www.connectinvest.com, through a variety of sources. Connect Invest will drive traffic through referrals from other parties (which include online communities, social networks and marketers), through search engine results and through online and offline advertising.

The Online Social Lending Industry

Online social lending is a new approach to commercial finance. Social lending uses an Internet-based network to provide investors access to investment opportunities, such as the real estate loans, in which they would not otherwise be able to participate. The provider of the lending platform generally provides transactional services for the online network. Online social lending also entails significantly lower operating costs compared to traditional banking and commercial finance institutions because there are no physical branches and related infrastructure, no deposit-taking and interest payment activities and extremely limited loan underwriting activities.

We view real estate lending delivered through an online social platform as an important new market opportunity. Key drivers of social lending include the following:

•	the possibility of attractive interest rates for investors;

•	the possibility for all investors to help each other by participating in the platform to their mutual benefit; and

•	growing acceptance of the Internet as an efficient and convenient forum for commercial transactions.

Market Opportunity

We believe there is a significant market opportunity to fund mortgage loans for commercial home builders and other commercial real estate developers whose financing needs are typically not met by traditional mortgage lenders. Due to restrictive underwriting standards and substantial lead time required by traditional mortgage lenders, such as commercial banks, many potential borrowers have been unable to obtain such financing or unwilling to complete the lengthy process often required by traditional lenders. As a funding source for non-conventional loans, we are more willing to fund projects that conventional lenders may not deem creditworthy, including acquisition of raw and unimproved land and infrastructure development. Because of the increased risks associated with these types of loans, we expect that borrowers will be willing to pay interest rates that are generally 500 to 1,000 basis points above the rates charged by conventional lenders such as banks and insurance companies. For example, if conventional lenders are charging an interest rate of 5%, a borrower whose needs cannot be met by a conventional lender may be willing to pay an interest of 10% to 15%.

Marketing

Connect Invest’s marketing efforts are designed to attract investors to its website, to enroll them as investors and to close transactions with them. Connect Invest believes there are significant opportunities to increase the number of investors who use its platform through additional marketing initiatives. Connect Invest employs a combination of paid and unpaid sources to market its platform. Connect Invest also invests in public relations to build its brand and visibility. Connect Invest is constantly seeking new methods to reach more potential investors.

Connect Invest expects to continuously measure website visitor-to-investor conversion. Connect Invest tests graphics and layout alternatives in order to improve website conversion. Connect Invest will also seek to customize the website to its investors’ needs whenever possible. Connect Invest carefully analyzes visitor website usage to understand and overcome barriers to conversion.

How the Connect Invest Platform Operates

New Investor Registration

The first step in using Connect Invest’s platform is new investor registration. During registration, investors establish online screen names. New investors must agree to the terms and conditions of Connect Invest’s website, including agreeing to conduct transactions and receive disclosures and other communications electronically. All investors, in addition to meeting Connect Invest’s financial suitability requirements:

•	must be U.S. citizens or permanent residents;

•	must be at least 18 years old;

•	must have valid email accounts;

•	must have U.S. social security numbers; and

•	must have an account at a financial institution with a routing transit number.

During investor registration, Connect Invest verifies the identity of investors by comparing supplied names, social security numbers, addresses and telephone numbers against the names, social security numbers, addresses and telephone numbers in the records of a consumer reporting agency, as well as other anti-fraud and identity verification databases. Each investor is also required to provide Connect Invest with such information as Connect Invest reasonably requires so that it can verify the “qualified purchaser” status of each investor. Connect Invest also requires each new investor to supply information about the investor’s bank account including routing numbers. Potential investors must also enter into a note purchase agreement (the “Note Purchase Agreement”) with us, which will govern all purchases of Notes the investor makes through Connect Invest’s platform. See “Description of the Notes—Note Purchase Agreement” for a detailed description of the Note Purchase Agreement. Investors must also meet minimum financial suitability requirements. See “Investment Criteria.”

Ignite Real Estate Loan Administration

General

Initially, Connect Invest are only funding loans originated by Ignite. Connect Invest may in the future, however, enter into loan funding agreements with other loan originators or loan aggregators. In that event, the loans Connect Invest funds may have different characteristics than the loans identified by Ignite. Prospective borrowers submit to Ignite loan requests through the completion of a loan request summary that contains, among other things, the amount of the real estate loan, including prepaid finance charges, a calculation of the loan payment, including the amount of the monthly interest payment and the maturity date, and a general description of the type of collateral for the loan. Loan requests may range from $100,000 to $10 million. Connect Invest may fund multiple real estate loans to a single borrower, but each real estate loan will be secured by a separate real estate project. As of the date of this Offering Circular, the Company has not identified any real estate loans for funding with the proceeds of this Offering.

Origination Criteria

Ignite will continuously seek to identify prospective third-party borrowers and originate real estate loans to be funded. Connect Invest’s investors will not be entitled to act on any proposed real estate loan. In evaluating funding opportunities, Ignite places more emphasis on the underlying collateral value rather than the general credit worthiness of the borrower. Ignite will also obtain title reports and title policies on the property, as well as proof of general liability, hazard and builder’s risk insurance, as applicable. As part of the evaluation process, Ignite also requires all prospective borrowers to provide financial statements and tax returns. In addition, Ignite will obtain a credit report on the borrower from a national credit reporting agency.

In evaluating prospective real estate loans, Ignite will also conduct substantial due diligence and consider several investment guidelines, including, without limitation, the following:

•	Funding the entire principal amount of the real estate loans.

•	Generally, the first lien status of the real estate loans.

•	Evaluating each real estate loan based on specific loan-to-value (“LTV”) or loan-to-cost (“LTC”) ratios relating to the type of real estate loan being made. The LTV ratio compares the total amount being borrowed to the value of the property as supported by an appraisal, comparable sales prices, or other accepted valuation methodology. The LTC compares the total amount being borrowed to the borrower’s cost basis in the subject property. We will obtain an appraisal for every real estate loan. We may also use other valuation methodologies in our valuation analysis. We do not intend to fund real estate loans that have an LTV or LTC ratio greater than 80%; however, the Manager has the discretion to authorize the funding of such loans on a case-by-case basis.

Type of Collateral	Expected Maximum Loan-to-Value Ratio
Raw and unimproved land	Generally 65%
Property under development	Generally 70% (of anticipated post-development value)
Construction	Generally 75% (of anticipated post-construction value)
Commercial property	Generally 80% (of anticipated income levels)

•	Requiring no minimum net worth requirement for a prospective borrower; instead, Ignite relies heavily on evaluating the strength of the borrower based on its experience, track record and reputation as a borrower in the subject community. The established strength of the borrower provides insight into a borrower’s ability to fulfill the proposed exit strategy and anticipated holding period necessary for a strategic disposition of the property.

•	Requiring each prospective borrower and any guarantor to provide tax returns and financial statements for the prior two years for Ignite to evaluate the strength of the borrower and the personal guaranty.

•	Requiring income-producing properties to generally have a debt service coverage ratio of 1.25:1, which is typically achieved if the property has at least a 60% occupancy rate.

•	Analyzing the property securing a potential investment for the possibility of capital appreciation or depreciation.

•	Requiring a review of the status and condition of the recorded title of the property.

•	Focusing primarily on geographic locations in the Western United States, which is where Ignite believes it possesses the requisite market knowledge, although there are no geographic limitations on the opportunities Ignite will consider.

Connect Invest may fund real estate loans with higher LTV ratios if the loan is supported by credit adequate to justify such higher ratio, including personal guarantees. Occasionally the collateral may include personal property as well as real property. Connect Invest does not have specific requirements with respect to the projected income or occupancy levels of a property securing its investment in a loan. The expected LTV ratios do not apply to financing offered to the purchaser of any real estate acquired through foreclosure, or to refinance an existing development or construction loan that is in default when it matures. In those cases, Connect Invest may accept any reasonable financing terms it deems to be commercially reasonable.

An independent property valuation will be obtained for the assets securing each of the real estate loans. LTV ratios are based on sales comparables or other accepted valuation methodologies at the time of funding and may not reflect subsequent changes in value. No sales comparables or other accepted valuation methodologies may be dated more than 12 months prior to the funding date of the loan.

A part of our business strategy is to provide financing to acquirers or developers of real estate, mostly in the form of short-term, bridge loans, which necessitate underwriting standards that are less restrictive than traditional mortgage lenders and a loan approval process that is faster than traditional lenders. Substantially all of the real estate loans that Connect Invest funds are expected to be “balloon payment” loans, which are loans requiring the payment of all principal at the maturity of the loan. Balloon payment loans are non-investment grade and, therefore, carry a high risk of default. Balloon payment loans are also riskier than amortizing loans because the borrower’s repayment depends on its ability to refinance the loan or sell the property.

We anticipate that a majority of the real estate loans that we fund will consist of “interest-carry” mortgage loans, meaning the borrower will be provided with sufficient financing to enable it to make the interest payments during the term of the loan. We believe that in many cases these real estates are riskier than the mortgage loans made by commercial banks. However, in return we expect to receive a higher interest rate on these real estate loans than more traditional lenders. We have instituted measures designed to mitigate the risks associated with these real estate loans, such as imposing a lower loan-to-value ratio with respect to loans we determine to be more risky (thereby providing a larger equity cushion if real estate values decline).

Connect Invest intends to fund loans to borrowers primarily in the western United States.

Interest Rates

After the borrower has completed the loan application process and Ignite has determined to continue the origination process, an interest rate is then assigned to the loan request. Ignite establishes the interest rates on a loan-by-loan basis after evaluating several different factors relating to the applicable real estate loan. The factors considered by Ignite in determining the interest include the following:

•	Type/purpose of the loan - Unentitled raw land - Entitled raw land - Development - Construction/redevelopment

•	Term of the loan

•	Length of optional extension terms

•	Loan-to-Cost/Loan-to-Value

•	Length of time that borrower has been in business

•	Personal guarantee

•	Years borrowing though Ignite/payment history

In addition to these factors, Ignite will evaluate the level of competition for making the loan, both as to the borrower and the assets. Ignite is involved in a highly competitive industry, so, on occasion, Ignite will discount the interest rate that it would otherwise apply to a particular real estate loan in order to assure that it will have the opportunity to originate the loan.

Standard Terms of the Real Estate Loans

All real estate loans will be secured by real estate owned by the borrowers and will have fixed interest rates and maturities ranging from six months to three years. The real estate loans will provide for monthly interest payments, with all principal due at maturity of the loan, and may be repaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, the dollar amount, but not the rate, of the borrower’s monthly interest payment will be reduced.

Post-Closing Loan Servicing

Ignite will service the real estate loans pursuant to the terms of the applicable Servicing Agreement. See “—Servicing Agreement.” Ignite’s servicing procedures on the real estate loans generally involve it transferring payments received from the borrowers under the real estate loans to Connect Invest by ACH transfer. Such funds are then transferred by Connect Invest to a clearing account in its name where they remain until the amounts clear.

Collection Process

Under the terms of the Servicing Agreement, Ignite will initiate collection procedures in the event of a borrower default under the terms of the applicable real estate loan. See “—Servicing Agreement.” When a real estate loan is past due and payment has not been received within 10 days of the due date, Ignite will contact the borrower to request payment. After a 10-day grace period, Ignite may, in its discretion, assess a late payment fee. The amount of the late payment fee is up to 15% of the unpaid installment amount or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. During this 10-day grace period, Ignite may also work with the borrower to structure a new payment plan in respect of the real estate loan. Any such modification to the payment terms of a real estate loan will not require the consent of any holder of the Notes.

Following the expiration of the applicable grace period (whether as a result of the borrower’s failure to timely make an interest or principal payment, Ignite will notify Connect Invest (along with any other party providing funding for such real estate loan) as to Ignite’s evaluation through communication with the borrower to determine the most optimal outcome. The optimal outcome may include but is not limited to; loan term modification and/or forbearance of interest or payoff received, negotiation of Deed in Lieu or to proceed with foreclosure by filing a Notice of Default, which process and timeline is dictated by state laws governed by the location of the real estate. Ignite will evaluate and provide all options available to lenders through a ballot vote, which requires 51% of the majority loan amount to determine the course of action taken by Ignite on behalf of the lenders.

A Loan Modification and/or Forbearance Agreement may extend the loan term (Initial Maturity Date) delaying foreclosure proceedings and allowing borrower payments to be suspended or modified for a designated period. Loan modification and/or forbearance may be considered as an optimal resolution should the borrower require a limited timeframe to resolve the delinquency without future action required.

The consideration for a Deed in Lieu is not typically the optimal resolution as it requires lenders to release the borrower and Guarantors from their obligation under the Note and acquire the unknown liabilities associated with the real estate upon transfer of ownership. This process does however reduce cost and the timeframe of completing the foreclosure proceedings.

If the borrower is unwilling to enter into a Deed in Lieu of foreclosure within the designated time period or if Ignite determines that process is not advisable, Ignite will, if authorized by the Majority Lenders, commence foreclosure proceedings with respect to the real estate collateral by filing a Notice of Default on the property. The borrower will then have a cure period, generally between 90 and 120 days, depending on the laws of the state in which the property is located, during which the borrower can pay all amounts due under the real estate loan. Following the termination of the cure period, Ignite will foreclose on the property in accordance with the laws of the applicable state, which typically require some form of “Trustee Sale” process be undertaken. During this period, the borrower may file for bankruptcy or initiate some other form of litigation against Ignite or Connect Invest to delay or prevent the foreclosure of the property.

Upon the execution of a Deed in Lieu of foreclosure or the successful completion of the foreclosure process, the parties providing funding for the real estate loan, including Connect Invest, will have title to the real estate assets securing the defaulted real estate loan. Ignite will then evaluate the optimal way to monetize the property to provide Connect Invest with funds to repay the Notes. Among the alternatives that would be available to Ignite, with the approval of the Majority Lenders, are selling, leasing or refinancing the property. Ignite will select the alternative that it believes gives it the highest probability to secure funds sufficient to repay the applicable Notes, subject to the approval of the Majority Lenders, which would consist solely of Connect Invest if it has funded at least 51% of the applicable real estate loan. Investors will be provided status updates on the collection process through monthly investor account statements, Connect Invest web site and specific e-mail correspondence.

Ignite’s normal collection process changes in the event of a borrower bankruptcy filing. When Ignite receives notice of the bankruptcy filing, as required by law, it ceases all payments on the real estate loan. Ignite also defers any other collection activity. The status of the real estate loan switches to “bankruptcy.” The bankruptcy action results in an automatic stay of any action by a creditor, which prevents the real estate collateral from being transferred or sold. Automatic stays are injunctions that prevent most forms of debt collection that go into effect immediately upon filing for bankruptcy. Ignite then will begin legal proceedings to obtain a Lift Stay to remove the property from the bankruptcy injunction. The Lift Stay process generally takes 30 to 60 days, as it requires a notice to be filed and a court hearing. The court may rule in one of two ways: in favor of Ignite and remove the property from the bankruptcy, thus allowing Ignite to proceed with the foreclosure, or grant the borrower additional time to sell the property, thus providing the borrower with the protection of the bankruptcy action.

Servicing Agreement

General. Ignite has agreed to service each real estate loan pursuant to the terms of its Servicing Agreement with Connect Invest. Pursuant to the terms of the Servicing Agreement, Ignite is always required to use commercially reasonable efforts to service and collect the real estate loans in accordance with industry standards customary for loans of the same general type and character. This standard of care applicable to Ignite under the Servicing Agreement is called the “Servicing Standard.” Subject to the Servicing Standard, Ignite has full power and authority to take any actions in connection with the servicing and administration of the real estate loans that it deems to be necessary or desirable, provided that any amendment or modification of the terms of any real estate loan requires the prior approval of Connect Invest. Ignite may act alone or through agents but will remain responsible for the proper performance of its duties by any agents it appoints. The receipt payments on the real estate loans by Connect Invest will be dependent upon the performance by Ignite of its duties under the Servicing Agreement.

Subject to the Servicing Standard, Ignite is responsible for protecting the interest of Connect Invest in the real estate loans by dealing effectively with borrowers who are delinquent or in default. Ignite is required to maintain an adequate accounting system that will immediately identify delinquent loans and to maintain procedures for sending delinquent notices, assessing late charges and preparing individual analyses of distressed or chronically delinquent real estate loans. Ignite has sole discretion to determine (1) the timing and content of communications sent to delinquent borrowers and (2) when and whether to refer a delinquent loan for collection, initiate legal action to collect a delinquent loan, sell a delinquent loan to a third party or accelerate the maturity of a delinquent loan that is at least ninety (90) days past due. Ignite is authorized to select and engage on Connect Invest’s behalf, but subject to Ignite’s oversight and responsibility, any collection agency to which any delinquent loan is referred for collection and to determine the amount of its compensation (which shall not, however, exceed 6% of the amount of any recoveries obtained, in addition to any legal fees and transaction fees associated with payment processing incurred in the collection effort). Ignite will be deemed to have undertaken commercially reasonable servicing and collection efforts if it refers a delinquent loan to a collection agency within five business days after such loan first became thirty (30) days past due.

Subject to the Servicing Standard and the approval of Connect Invest, Ignite may waive, modify or vary any non-material terms of any real estate loan, consent to the postponement of strict compliance with any such term or grant a non-material indulgence to any borrower. Notwithstanding the foregoing, in the event that any real estate loan is in default or, in the judgment of Ignite, such default is reasonably foreseeable, or Ignite otherwise determines that such action would be consistent with the Servicing Standard, and provided that Ignite has received the prior approval of Connect Invest, Ignite may also waive, modify or vary any term of any real estate loan (including material modifications that would change the interest rate, defer or forgive the payment of principal or interest, change the payment dates or change the place and manner of making payments on such real estate loan), accept payment from the related borrower of an amount less than the principal balance in final satisfaction of such real estate loan or consent to the postponement of strict compliance with any term or otherwise grant any indulgence to any borrower. The modifications contemplated by this servicing provision would be in situations, common to loan servicing industry practices, where a reasonable forbearance or extension of time for payment to be received would prevent a borrower from defaulting entirely on the loan or filing for bankruptcy. From the Note holders’ perspective, such modifications would only be employed in situations where a greater loss would be avoided.

Any such actions taken by Ignite in relation to any real estate loan will not require the approval of the holders of the related Notes and will, nonetheless, be binding on the holders of the related Notes and may reduce the amount of payments to be made on such Notes or result in no further payments being made.

Servicing Fees. The borrower under each real estate loan will pay to Ignite a servicing fee relating to the services provided by Ignite under the Servicing Agreement in an amount initially equal to 0.50% of the original principal amount of such borrower’s real estate loan, subject to adjustment from time to time to reflect market conditions.

Exculpation and Indemnity. Ignite will not be liable under the Servicing Agreement to Connect Invest, any Note holder, any borrower or any other person for any actions it takes or fails to take in connection with the servicing of the real estate loans or for any errors in judgment, except as described below.

Ignite and any of its directors, officers, employees or agents may rely in good faith on any document of any kind that appears to be properly executed and submitted by any person respecting any matters arising in connection with the Servicing Agreement, except to the extent that Ignite knows that such document is false, misleading, inaccurate or incomplete.

Ignite has agreed to indemnify Connect Invest and it officers, managers, employees and agents against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable counsel fees and disbursements), joint or several (collectively, “Damages”), directly or indirectly resulting from:

•	the failure of Ignite to perform its duties under the Servicing Agreement,

•	the material breach of any of Ignite’s representations, warranties, covenants or agreements contained in the Servicing Agreement,

•	the acts or omissions of any permitted subservicer or service provider engaged by Ignite to service the real estate loans in accordance with the Servicing Agreement, and

•	any infringement or misappropriation by Ignite of any patent, copyright, trademark, servicemark, trade secret or other proprietary right of any other person;

provided, however, that Ignite will not be responsible for any Damages resulting from:

•	the failure of Connect Invest to perform its duties under the Servicing Agreement (unless such failure resulted from the actions or omissions of Ignite),

•	the material breach of any of Connect Invest’s representations, warranties, covenants or agreements contained in the Servicing Agreement (unless such breach resulted from the actions or omissions of Ignite),

•	the origination, making, funding, sale or servicing of any real estate loans or Notes following the termination of the Servicing Agreement,

•	the absence or unavailability of any books, records, data, files or other documents relating to a real estate loan, unless resulting from Ignite’s actions or omissions, or

•	compliance with any instructions of Connect Invest if such instructions did not comply with applicable law.

Historical Information about Ignite and Loan Fundings

Ignite will initially identify and originate all real estate loans that we fund. Ignite will be paid servicing fees by the borrowers under the real estate loans.

Ignite, which commenced operations in 1995, is licensed to act as a commercial mortgage broker in Nevada and Arizona. Through December 31, 2022, Ignite has initiated the funding of approximately 1,260 real estate-related loans with an aggregate principal amount of approximately $1.435 billion). Set forth below are tables which present aggregate historical information about the loans funded through Ignite. In regard to the following historical information, prior performance is no guarantee of future results or outcomes.

Historical Loan Fundings

	2021	2022	2023
Number of Borrowers(1)	26	29	29
Total Loans Funded	75	69	75
Average Interest Rate	10.09%	10.06%	10.07%
Average Loan-to-Value(2)	63.57%	59.15%	69.09%
Average Length of Loan	13 months	n/a	n/a

____________________

(1)	There is a separate loan for each real estate asset. As a result, one borrower undertaking the development of multiple projects would have individual loans for each specific project.
(2)	Determined by an appraisal, a broker price opinion or a valuation provided by the county assessor’s office.

Types of Loans Funded

	2021	2022	2023
Acquisition Loans(1)	$207,390,900	$198,086,900,00	$127,112,800.00
Residential	52%	46%	53%
Commercial	48%	54%	47%

Developmental Loans	$37,293,000	$86,915,100.00	$128,883,200.00
Residential	65%	43%	15%
Commercial	35%	57%	85%

Construction Loans	$13,671,000	$11,831,000.00	$81,353,800.00
Residential	29%	35%	55%
Commercial	71%	65%	45%

____________________

(1) Acquisition loans include raw land and/or existing improvements.

Competition

The market for social lending is competitive and rapidly evolving. We believe the following are the principal competitive factors in the social lending market:

•	pricing and fees;

•	website attractiveness;

•	investor experience, including borrower full funding rates and lender returns;

•	acceptance as a social network;

•	branding; and

•	ease of use.

We also face competition from major banking institutions, credit unions and other companies providing funding for real estate.

We may also face future competition from new companies entering our market, which may include large, established companies. These companies may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their lending platforms. These potential competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. These potential competitors may have more extensive potential borrower bases than we do. In addition, these potential competitors may have longer operating histories and greater name recognition than we do. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively.

Facilities

Our corporate headquarters, including our principal administrative, marketing, technical support and engineering functions, are located in Las Vegas, Nevada, where we lease workstations and conference rooms under a month-to-month lease agreement. We believe that our existing facilities are adequate to meet our current needs, have the ability to request for more space as needed, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

Connect Invest is not currently subject to any material legal proceedings. We are not aware of any litigation matters which have had, or are expected to have, a material adverse effect on us.

USE OF PROCEEDS

We are offering a maximum of $55,816,697 in aggregate principal amount of Notes. As of May 31, 2024, our ongoing offering (of which this Offering is a continuation) had raised an aggregate principal amount of approximately $19,183,303. This Offering is being made on a “best efforts” basis which means that no one is committed to purchasing any Notes in this Offering. Accordingly, no assurance can be given as to the amount of Notes that will be sold in this Offering. The Company will pay the expenses of this Offering, and as a result, this is a “no load” offering, meaning the investors will not be required to pay any of the offering expenses. The Company will use 100% of the proceeds from this Offering to fund and/or acquire real estate loans.

DESCRIPTION OF THE NOTES

General

We are offering interest-bearing Notes with interest payable monthly until maturity. It is anticipated that all of the proceeds of this Offering will be used to fund real estate loans. The following summary of certain terms of the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the Note Purchase Agreement, pursuant to which the Notes will be issued, and the form of Note, copies of which are filed as exhibits to the offering statement of which this Offering Circular is a part.

Interest

The Notes will bear interest at a fixed, annual rate per annum, paid monthly, as follows:

Series A	7.50%
Series B	8.00%
Series C	9.00%

All computations of the interest rate under the Notes will be made on the basis of a 360-day year of twelve 30-day months and calculated based on the actual number of days elapsed. In the event that any interest rate provided under the Notes are determined to be unlawful, such interest rate will be computed at the highest rate permitted by applicable law. Any payment made to the investor of any interest amount in excess of that permitted by law will be considered a mistake, with the excess to be applied to the principal amount without prepayment premium or penalty.

Amount of Each Series Being Offered

The Company is offering the following aggregate principal amounts of each series of Notes in this Offering:

Series A	$25,000,000
Series B	$13,000,000
Series C	$17,816,697

As of May 31, 2024, the Company has sold an aggregate of approximately $9,478,684 of Series A Notes, $3,764,983 of Series B Notes and $5,939,636 of Series C Notes. These aggregate dollar amounts include all Notes designated as Series A, Series B or Series C, as applicable, regardless of the maturity date thereof or interest rate thereon in effect at the date of issuance. Each outstanding Series A Note and each Series A Note issued after the date of this Offering Circular will bear interest at the fixed rate of 7.5% and will mature six (6) months after issuance. Each outstanding Series B Note and each Series B Note issued after the date of this Offering Circular will bear interest at the fixed rate of 8.0% and will mature 12 months after issuance Each outstanding Series C Note and each Series C Note issued after the date of this Offering Circular will bear interest at the fixed rate of 9.0% and will mature 24 months after issuance. Prior to the date of this Offering Statement, the Company announced increases in the interest rates of each series of Notes, which applied to each Note of the applicable series as of the date of the announcement regardless of whether such Note was outstanding at such time or issued thereafter. No additional increases will be made in the interest rates of any of the Series A Notes, Series B Notes or Series C Notes. The Company, however, reserves the right to issue additional series of Notes after the date of this Offering Circular, which may have higher or lower interest rates and different maturity dates than any of the then outstanding Notes. The Company will file a post-qualification amendment to the offering statement of which this Offering Circular constitutes a part with the SEC announcing the terms of any such new series of Notes.

Maturity

The Notes will mature on the dates set forth in the following table (each, a “Maturity Date”), upon which dates the Holders will be repaid principal and accrued interest in cash funds. The principal and interest on the Notes will be payable from the Company’s working capital.

Series	Maturity Date
Series A	6 months after issuance
Series B	12 months after issuance
Series C	24 months after issuance

We reserve the right to incur additional indebtedness which, if incurred, may rank senior to the Notes. The Notes will not be contractually senior to or pari passu with any other indebtedness of the Company. The terms of the Notes do not restrict our ability to incur other indebtedness, including debt that is senior to the Notes, or the grant or imposition of liens or security interests on our assets, including the real estate loans. The Notes are prepayable by the Company and any time without penalty. At maturity, holders of the Notes will have the right to elect to reinvest, or “roll over,” their principal into new Notes of any series regardless of the series of Notes maturing. So, by way of example, a holder of Series A Notes could elect to roll over the principal amount thereof at maturity into any combination of Series A, Series B and/or Series C Notes. If no such election is made, the principal payable upon maturity will be returned to the holder of the applicable Notes. Any Notes issued as a result of a roll over of a holder’s principal upon the maturity of an outstanding Note will constitute the issuance of a new Note of the series selected by the holder exercising the roll over option and will reduce the aggregate dollar amount of Notes issuable under this Offering Circular by the principal amount of the Note(s) issued as part of the roll over transaction. A holder’s ability to roll over the principal amount of its maturing Notes will be dependent upon availability of Notes for issuance under this Offering Circular Pursuant to Regulation A under the Securities Act, the Company is only authorized to issue an aggregate of $75,000,000 of Notes during any 12-month period, of which approximately $19,183,303 have been issued. Therefore, it is possible that there will not be a sufficient dollar amount of Notes available for issuance under this Offering Circular at the time a holder elects to roll over the principal amount of its Notes. In such case, the Company will issue such dollar amount of Notes as it is then permitted to issue and return any remaining principal amount in cash to such holder. The Company will file periodic reports with the SEC announcing the then available dollar amount of Notes available for issuance under this Offering Circular.

Consolidation, Merger and Sale of Assets

The Note Agreement prohibits Connect Invest from consolidating with or merging into another business entity or conveying, transferring or leasing our properties and assets substantially as an entirety to any business entity, unless:

•	the surviving or acquiring entity is a U.S. corporation, limited liability company, partnership or trust and it expressly assumes our obligations with respect to the outstanding Notes; and

•	immediately after giving effect to the transaction, no default shall have occurred or be continuing.

Denominations, Form and Registration

Except as may be provided otherwise for a particular series of Notes, Connect Invest will issue Notes in denominations of integral multiples of $500. The Notes will be issued only in registered form and only in electronic form. This means that each Note will be stored on Connect Invest’s website. You can view your Notes online and print copies for your records, by visiting your secure, password-protected webpage in the “My Account” section of Connect Invest’s website. Connect Invest will not issue certificates for the Notes. Investors will be required to hold their Notes through our electronic Note register.

Connect Invest reserves the right to issue certificated Notes only if it determines not to have the Notes held solely in electronic form.

Connect Invest will treat the investors in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever with respect to the Notes.

Restrictions on Transfer

 The Notes will not be listed on any securities exchange. While the Notes are being issued in a public offering and will generally be transferable, no public market is expected to develop for the Notes. Therefore, investors must be prepared to hold their Notes to their respective maturity dates. Under the terms of the Notes, any transfer of a Note will be wrongful unless the Note has been presented by the registered holder to us or our agent for registration of transfer. The registrar for the Notes, which initially will be us, will not be obligated to recognize any purported transfer of a Note.

The Note Agreement

When an investor registers on our platform, the investor enters into the Note Agreement with us that governs the investor’s purchases of Notes from Connect Invest. Under the Note Agreement, Connect Invest provides the investor the opportunity to purchase Notes through the Connect Invest platform. At the time the investor commits to purchase a Note, the investor must have sufficient funds in the investor’s account with Connect Invest to complete the purchase, and the investor will not have access to those funds after making the purchase commitment.

The investor agrees that the investor has no right to make any attempt, directly or through any third party, to take any action to collect from the borrowers on the real estate loans.

The investor acknowledges that the Notes are intended to be indebtedness of Connect Invest for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Notes for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Notes will be subject to the original issue discount rules of the Internal Revenue Code, as described under “Material U.S. Federal Income Tax Considerations—Taxation of Payments on the Notes.”

The Note Agreement contains customary representations and warranties.

In the Note Agreement, the investor acknowledges and agrees that Connect Invest assumes no advisory or fiduciary responsibility in the investor’s favor in connection with the purchase and sale of the Notes and Connect Invest has not provided the investor with any legal, accounting, regulatory or tax advice with respect to the Notes.

The investor represents and warrants that the investor meets minimum financial suitability standards and maximum investment limits. See “Plan of Distribution—Who May Invest.”

The Note Agreement will be governed by the laws of the State of Nevada without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

Under the terms of the Note Agreement, any of the following events will constitute an event of default for a series of Notes:

•	failure by Connect Invest to make required payments on the Notes for sixty (60) days past the applicable due date;

•	failure by Connect Invest to perform, or the breach of, any other covenant for the benefit of the holders of the Notes of such series which continues for sixty (60) days after written notice from a holder of the Notes of the series for which such default exists, subject to such extension and shall be necessary to enable Connect Invest to diligently cure any such default; or

•	specified events relating to Connect Invest’s bankruptcy, insolvency or reorganization.

If an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the Note Agreement then the stated principal amount of the Notes shall become due and payable immediately without any act by any holder of Notes. A default in the payment of any of the Notes or a default with respect to the Notes that causes them to be accelerated, may give rise to a cross-default under any other indebtedness of Connect Invest.

Noteholder Redemption Plan

While you should view an investment in the Notes as continuing until the applicable maturity date, we adopted a redemption plan whereby, on an ongoing basis, holders of Notes may obtain liquidity monthly, following a fifteen (15) business day waiting period after submitting their redemption request. Pursuant to the redemption plan, a holder of Notes may only (a) have one outstanding redemption request at any given time and (b) request that we redeem at least $1,000 in principal amount per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The redemption price will be equal to the then-outstanding principal amount of the Note being redeemed, less a redemption equal to the greater of (1) 0.5% of the then-outstanding principal amount of the Note multiplied by the number of calendar quarters (or pro-rated portion thereof) remaining until the maturity date or (2) $25.00 per Note.

In addition, in the event the Company determines, in its sole discretion, that it does not have sufficient funds available to redeem all of the Notes for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered during the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed on a pro-rata basis, if at all.

If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, Notes will be redeemed on a pro-rata basis, if at all.

We will limit holders of Notes to one (1) redemption request outstanding at any given time, meaning that, if a Noteholder desires to request more or fewer Notes be redeemed, such Noteholder must first withdraw the first redemption request. For Noteholders who hold Notes with more than one maturity date, redemption requests will be applied to such Notes in the order in which the mature, on a last in first out basis – meaning, those Notes with the earlies maturity date will be redeemed first.

In accordance with the current guidance on redemption plans, we intend to limit redemptions in any calendar month to Notes whose aggregate principal amount is less than or equal to 2.0% of the aggregate principal amount of all Notes outstanding as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to Notes whose aggregate principal amount is 5.0% of the aggregate principal amount of all Notes outstanding as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, we may elect to increase or decrease the dollar amount of Notes available for redemption in any given month. Notwithstanding the foregoing, we are not obligated to redeem any Notes under the redemption plan.

Further, the Company may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect its operations and its non-redeemed Noteholders, to prevent an undue burden on its liquidity or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will disclose such amendment to investors in an additional supplement to the Offering Circular.

Holders of Notes will continue to receive payments, if any are required, with respect to the Notes that are subject to a redemption request between the time they make such a redemption request and the effective date of the redemption.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We are a real estate lender that raises capital used to fund real estate loans made to third-party borrowers. We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were incorporated in Nevada in October 2020 and have a limited operating history. Investors have the opportunity to buy three series of Notes issued by us, with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from this Offering.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was formed in October 2020 and, as of December 31, 2023, we have sold $11,991,236 in aggregate principal amount of Notes and have funded real estate loans in an aggregate principal amount of $9,849,400. We use all the proceeds of this Offering to fund the real estate loans. We generate revenue from interest earned on our loans held for investment. The statement of operations data set forth below with respect to the fiscal years ended December 31, 2023, and December 31, 2022, are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and the notes thereto contained elsewhere in this Offering Statement.

Revenue

Revenue increased $364,738 to $508,196 for the year ended December 31, 2023, as compared to $143,458 for the year ended December 31, 2022 This increase was primarily due to the increase in interest income from the real estate loans acquired with the proceeds of the Note sales.

Net Loss

Net loss increased by $130,966 to $(144,142) for the year ended December 31, 2023, as compared to $(13,176) for the year ended December 31, 2022 This increase in net loss was attributable to increases in provisions for credit losses, asset management fees and professional expenses resulting from increased sales of Notes and the resulting increased purchase of real estate loans with the proceeds of the Note sales.

Cost of Revenue

Cost of revenue increased by $142,394 to $247,228 for the year ended December 31, 2023, as compared to $104,834 for the year ended December 31, 2022 This increase in cost of revenue was attributable to an increase in interest expense resulting from the increase number of Notes issued in 2023 as compared to 2022 and an increase in provisions for credit losses resulting from the increase in real estate loans acquired in 2023 as compared to 2022.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes in this Offering to conduct its operations Our liquidity needs consist primarily of funds necessary to repay the Notes as they mature As of May 31, 2024, the Company had an aggregate principal amount of $10,878,633 of Notes outstanding We intend to satisfy our liquidity needs through cash from operations and additional capital contributions from the members of the Company In the future, the Company may also enter into long-term secured and unsecured credit facilities or issue additional debt or equity securities.

As of May 31, 2024, the Company’s total operating assets consisted of $157,636 in cash and $10,739,925 of loans receivable The Company intends to use the proceeds from the repayment of its real estate loans to repay the Notes as they mature The Notes are general, unsecured obligations of the Company and are repaid from loan repayments The real estate loans that the Company acquires with the proceeds from the sale of the Notes typically have a nine-month term, with up to two nine-month extensions possible The Company anticipates it will have sufficient liquidity and access to capital resources to meet its current obligations.

Trend Information

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

MANAGEMENT

Executive Officers and Directors

We operate under the direction of the Manager, which is responsible for directing the management of our business and affairs. As a result, we have no employees. See “The Manager and the Management Agreement.”

The following table sets forth information regarding our executive officers and managers (which we refer to herein as “directors”) as of May 31, 2024:

Executive Officers and Directors(1):

Name	Age	Position(s)
Todd B. Parriott	53	Chairman of the Board and Chief Executive Officer
Greg Phillips	39	Director
Jay Cunnigham	54	Director
Mason Weiler	26	Director of Operations

________________

(1) The address of each executive officer and director is 6700 Via Austi Parkway, Suite E, Las Vegas, Nevada 89119.

Executive Officers and Managers

Todd B. Parriott

Mr. Parriott is the chairman of our board of directors and Chief Executive Officer. Mr. Parriott was elected to our board of directors in October 2020. Mr. Parriott has been a manager of and President and chief Executive Officer of CM Group since November 2007 and 2020 Capital since April 2011. Mr. Parriott graduated with a Bachelor of Science degree in Marketing from the University of Nevada, Las Vegas in 1994.

Greg Phillips

Mr. Phillips was appointed to our board of directors in September 2021. Since March 2011, Mr. Phillips has served as in-house counsel for a national technology platform enabling online sales of real estate and has broad experience in the areas of developing technology platforms, real estate transactions, and default mortgage servicing. He graduated with a Bachelor of Arts degree from the University of Southern California, Los Angeles, in 2006. Mr. Phillips graduated with a Juris Doctor degree from the University of Southern California in 2010 and is an active member of the California bar.

Jay Cunningham

Mr. Cunningham was appointed to our board of directors in September, 2021. Mr. Cunningham is a Principal and Senior Global Research Analyst with Aristotle Capital Management He has been with Aristotle since 2013 Prior to that, Mr. Cunningham was with Metropolitan West Capital Management in Newport Beach, CA. as a SVP and Senior Analyst from 2005 through 2012. Prior to 2005, Mr. Cunningham was with Hibernia Southcoast Capital, AIM Investments, and Retirement Systems of Alabama Mr. Cunningham graduated from the University of Alabama with a BA in Communications, received his MBA from Auburn University, and is a CFA charterholder.

Mason Weiler

Mr. Weiler, an Iowa native, serves as the Director of Operations at Connect Invest leveraging three years of real estate experience. He oversees system development, loan management, and refining company policy and procedures at Connect Invest. Mason holds a Bachelor of Science in Engineering Management with a focus in Business Data Analytics from Arizona State University.

Board Composition and Election of Directors

Our board of directors currently consists of three members, two of which are independent directors. Holders of the Notes offered through our platform will have no ability to elect or influence our directors or approve significant corporate transactions, such as a merger or other sale of our company or its assets.

We operate under the direction of our board of directors, the members of which are accountable to our stockholders as fiduciaries. The board is responsible for the management and control of our affairs.

We will have two independent directors. An “independent director” is a person who is not one of our officers or employees or an officer or employee of Ignite or its affiliates and has not been so for the previous two years.

Each director will serve until the next annual meeting of members and until his successor has been duly elected and qualified. Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless filled by a vote of the stockholders as permitted by Nevada law, a vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director will be filled by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by a committee consisting solely of all of our independent directors.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

Director Independence

Because our common stock is not listed on a national securities exchange, we are not required to maintain a board consisting of a majority of independent directors or to maintain a nominating committee or compensation committee consisting solely of independent directors. Our board of directors has not analyzed the independence of our directors under any applicable stock exchange listing standards. Holders of the Notes have no ability to elect or influence our directors.

Board Committees

Our board of directors may delegate many of its powers to one or more committees. As of the date of this offering circular, no board committees have been established.

Director Compensation

We intend to compensate each of our independent directors with an annual retainer of $4,000.

Executive Officer Compensation

We do not currently have any employees nor do we intend to hire any employees who will be compensated directly by us. Each of our executive officers is an executive officer of the Manager and will receive compensation for his or her services, including services performed for us on behalf of the Manager, from the Manager. As executive officers of the Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of funding and/or acquisition of real estate loans and monitor the performance of those loans.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Nevada law, our limited liability company agreement does not prescribe any fiduciary duties for our directors, and as a result, our directors will not be personally liable for monetary damages for acts or omissions that might constitute breaches of fiduciary duties for directors of corporations. Our limited liability company agreement limits the liability of our directors to the fullest extent under applicable law.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

As permitted by Nevada law, our limited liability company agreement also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;
•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors; and
•	we will advance expenses to our directors and officers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be
•	made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our limited liability company agreement are not exclusive.

THE MANAGER AND THE MANAGEMENT AGREEMENT

The Manager

We operate under the direction of I-Management Group LLC, the Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our financing strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow financing guidelines adopted by the Manager and the acquisition and funding policies set forth in this Offering Circular unless they are modified by our board of directors. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled, subject to approval by our board of directors.

The Manager performs its duties and responsibilities pursuant to a management agreement between the Manager and the Company. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Executive Officers of the Manager

As of the date of this Offering Circular, the executive officers of the Manager and their positions and offices are as follows:

Name	Age	Position
Todd B. Parriott	53	Chief Executive Officer
Mason Weiler	26	Director of Operations

Responsibilities of the Manager

The responsibilities of the Manager include:

Advisory, Acquisition and Funding Services

•	approve and oversee our overall acquisition and funding strategy, which will consist of elements such as selection criteria, diversification strategies and disposition strategies;
•	adopt and periodically review our acquisition and funding guidelines;
•	structure the terms and conditions of our third-party contractual relationships;
•	enter into service contracts;
•	approve and oversee our debt financing strategies;
•	obtain market research and economic and statistical data in connection with our acquisition and funding objectives and policies;
•	oversee and conduct the due diligence process related to prospective real estate loans; and
•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of this Offering, including the determination of its specific terms;
•	preparation and approval of all marketing materials to be used by us relating to this Offering;
•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;
•	creation and implementation of various technology and electronic communications related to this Offering; and
•	all other services related to this Offering.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;

•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain all appropriate Company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders, if any; and
•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Management Compensation

The Manager will receive a management fee equal to one-twelfth (1/12) of 1% of the aggregate principal amount of the Notes outstanding at the end of each calendar month. The management fee will be payable in arrears no later than the 1Oth calendar day of the subsequent calendar month. The amount of the fee will not be dependent on the maturity date of the Notes that have been issued; however, to the extent that the Company is unable to issue new Notes following the maturity of previously issued Notes, its management fee for subsequent months will be less than previous months in which a greater principal amount of Notes was outstanding. In 2023, the Company paid the Manager an aggregate management fee of $45,115.

Limited Liability and Indemnification of the Manager and Others

Subject to certain limitations, the management agreement limits the liability of the Manager, its officers, members and affiliates for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Manager, its officers, members and affiliates.

The management agreement provides that to the fullest extent permitted by applicable law the Manager, its officers, members and affiliates will not be liable to us. In addition, pursuant to the management agreement, we have agreed to indemnify the Manager, its officers, members and affiliates to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the management agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of the Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

The management agreement provides that the Manager will serve as our manager for an indefinite term, but that the Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our board of directors may only remove the Manager at any time with 30 days’ prior written notice for “cause.” “Cause” is defined as:

•	the Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);
•	the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;
•	the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, then the Manager may not be removed; or
•	the dissolution of the Manager.

Unsatisfactory financial performance does not constitute “cause” under the management agreement.

In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Principal Securityholders

The following table sets forth information regarding the beneficial ownership of our membership interests as of May 31, 2024, by:

•	each of our directors;
•	each of our named executive officers;
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our membership interests; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Except as otherwise indicated in the footnotes to the table below, all of the interests reflected in the table are membership interests and all persons listed below have sole voting and investment power with respect to the interests beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 1,000 membership interests outstanding as of May 31, 2024.

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Officers and Directors
Todd B. Parriott(1)	1,000	100%

	Interests Beneficially Owned
Name of Beneficial Owner	Number	Percentage

5% holders
Connect Invest Corp.	1,000	100%
Todd B. Parriott(1)	1,000	100%

(1)	Consists of 1,000 interests owned by Connect Invest Corp. of which Mr. Parriott may be deemed to be the beneficial owner.

MATERIAL U.S. Federal Income Tax Considerations

The following is a summary of certain aspects of the federal income tax consequences of the purchase, ownership, and disposition of the Notes. The Company has not sought a ruling from the Internal Revenue Service (“IRS”) or any similar state, local or foreign authority with respect to any of the tax issues affecting the Company or the Holders, nor has it obtained an opinion of counsel with respect to any federal, state, local, or foreign tax issues.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code (the “Treasury Regulations”), judicial decisions, administrative rulings, undertakings, and state and local tax laws, in force on the date of this Offering Circular, all of which are subject to change (possibly with retroactive effect). Changes in existing laws or regulations and their interpretation may occur after the date of this Offering Circular and could alter the income tax consequences of an investment in Notes. This summary does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions, or securities dealers. The discussion focuses primarily upon investors who will hold the Notes as “capital assets” (generally, assets held for investment) within the meaning of the Code. Further, this discussion assumes that non-U.S. persons will not invest in Notes and, therefore, does not address the tax considerations relevant to an investment in Notes by a non-U.S. person.

Unless otherwise expressly provided herein, this discussion does not address possible state, local, or foreign tax consequences of the purchase, ownership, or disposition of Notes, some or all of which may be material to particular investors. This discussion also does not address the potential application of the U.S. federal alternative minimum tax to holders of the Notes. Because there are no regulations, judicial decisions, or published rulings involving the characterization, for federal income tax purposes, of securities with substantially the same characteristics as the Notes, there is uncertainty concerning certain tax aspects of the Notes and there can be no assurance that the IRS will not challenge the positions taken by the Company.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR IN ORDER TO UNDERSTAND FULLY THE FEDERAL, STATE, LOCAL, AND ANY FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN NOTES IN ITS PARTICULAR SITUATION.

We believe that if the terms of the Note Purchase Agreement are complied with, the Notes should be treated for federal income tax purposes as debt obligations and not as equity interests of the Company. If it were determined that the Notes should be treated for federal income tax purposes as an equity investment in the Company instead of as an indebtedness, the changes in the tax consequences to holders of the Notes might be significant and adverse. We intend to treat the Notes as indebtedness for all purposes and the following discussion is based on the assumption that the Notes will be treated in their entirety as indebtedness and not as an equity investment in the Company.

Interest Received on the Notes

Interest paid or accrued on the Notes should be treated as ordinary income to the holders. Interest paid to holders of the Notes would generally be taxable to them when received, but interest paid to holders who report their income on the accrual method would be taxable to them when accrued, if earlier, regardless of when such interest is actually paid. We will report annually to the IRS and to the holders of record interest paid or accrued on the Notes.

Market Discount

A subsequent purchaser of a Note at a discount from the aggregate principal amount of the Note would generally be required to (i) treat a portion of any gain realized on a sale, exchange, redemption or certain other dispositions (e.g., a gift) of the Note as ordinary income to the extent of the accrued market discount and defer, until disposition of the Note, all or a portion of the interest deductions attributable to any indebtedness incurred or continued to purchase or carry the Note issued with market discount in the event such interest exceeds the interest on the Note includable in the holder’s income or (ii) elect to include such market discount in income as it accrues on all market discount instruments held by such holder. It should be noted that market discount will be deemed to be zero if the amount allocable to each Note is less than one-quarter of one percent of the stated redemption price at maturity of such Note times the number of complete years to its maturity remaining after the date of purchase.

Sale or Exchange of the Notes

Upon a sale, exchange, or redemption of a Note, the holder should recognize gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and his or her adjusted basis in the Note. Such adjusted basis will generally equal the cost of the Note to such holder (increased by market discount if the election described above is made) included in his or her gross income with respect to such Note and reduced by any basis in the Note previously allocated to payments on the Note received by such holder. Similarly, a holder who receives a principal payment with respect to a Note will recognize gain or loss equal to the difference between the amount of the payment and his or her adjusted basis in the Note or portions thereof that are satisfied by such payment. Except as discussed above with respect to market discount, any such gain or loss will be capital gain or loss (provided the Note is held as a capital asset). You should realize that the Notes are subject to restrictions on transferability.

Backup Withholding

A holder of a Note may, under certain circumstances, be subject to “backup withholding” with respect to “reportable payments.” This withholding generally applies if a holder (i) fails to furnish the Company with its taxpayer identification number (“TIN”), (ii) furnishes the Company an incorrect TIN, (iii) fails to report properly interest, dividends or other “reportable payments” as defined in the Code or (iv) under certain circumstances, fails to provide the Company with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding will not apply, however, with respect to certain payments made to holders of the Notes, including payments to certain exempt recipients (such as exempt organizations) and to certain foreign investors. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

State Income Tax Consequences

In addition to the federal income tax consequences described above, you should also consider the state income tax consequences of the acquisition, ownership, and disposition of the Notes. State income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state. Therefore, you should consult your own tax advisors with respect to the various state tax consequences of an investment in the Notes.

Future Tax Legislation; Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in Notes, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to an investment in Notes are complex and are subject to varying interpretations. There can be no assurance that the IRS will agree with each position taken by the Company with respect to the tax treatment of Notes. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on holders of the Notes will vary with the particular circumstances of each holder and, in reviewing this Offering Circular, these matters should be considered.

Accordingly, each prospective investor must consult with and rely solely on its own professional tax advisors with respect to the tax results of its investment in Notes. In no event will the Company, or its affiliates, counsel, or other professional advisors be liable to any investor for any federal, state, local or foreign tax consequences of an investment in Notes, whether or not such consequences are as described above.

The foregoing is a summary of some of the important tax rules and considerations affecting potential investors in Notes. This summary does not purport to be a complete analysis of all relevant tax rules and considerations, which will vary with the particular circumstances of each investor, nor does it purport to be a complete listing of all potential tax risks inherent in purchasing or holding Notes. The foregoing does not address tax considerations affecting investors that are not U.S. persons. Each prospective investor in Notes is urged to consult its own tax advisor in order to understand fully the federal, state, local, and any foreign tax consequences of such an investment in its particular situation.

Legal Matters

The validity of the Notes we are offering will be passed upon by Winston & Strawn LLP.

Experts

The financial statements as of December 31, 2023 and 2022 that are included in this Offering Circular have been so included in reliance on the reports of Calvetti Ferguson and RubinBrown LLP, respectively, each an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase Notes who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire Offering Circular and any supplements accompanying this Offering Circular.
•	Electronically complete and execute a copy of the Subscription Agreement. A specimen copy of the Subscription Agreement, including instructions for completing it, is included as an exhibit to the offering statement of which this Offering Circular is a part.
•	Electronically provide ACH instructions to us for the full purchase price of our Notes being subscribed for.

By executing the Subscription Agreement and paying the total purchase price for our Notes subscribed for, each investor agrees to accept the terms of the Subscription Agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for Notes does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

Minimum Purchase Requirements

You must initially purchase at least $500. We may revise the minimum purchase requirements in the future.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This Offering Circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Connect Invest II LLC

6700 Via Austi Parkway, Suite E

Las Vegas, Nevada 89119

Attention: Investor Relations

www.connectinvest.com

(866) 795-7558

Within 120 days after the end of each fiscal year we will electronically provide to our members of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to members. The Company does not intend to send paper copies out of its reports unless requested in writing by a holder of the Notes.

We also maintain a website at www.connectinvest.com where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this Offering Circular.

PART F/S

TABLE OF CONTENTS

Item 7.	Financial Statements

Independent Auditor’s Report

To the Management and Board of
Directors of Connect Invest II LLC
Las Vegas, Nevada

Opinion

We have audited the financial statements of Connect Invest II LLC (the “Company”), which comprise the balance sheet as of December 31, 2023, the related statements of operations, changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance; therefore, it is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

·	Exercise professional judgment and maintain professional skepticism throughout the audit.
·	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
·	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.
·	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
·	Conclude whether, in our judgment, there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Dallas, Texas
April 28, 2024

Connect Invest II LLC

Balance Sheet
As of December 31, 2023

Assets

Current assets:
Cash	$30,101
Loans receivable, net of allowance for credit losses	6,356,265
Interest receivable	61,275
Prepaids	7,656
Due from related party	43,350

Total Assets	$6,498,647

Liabilities and Member's Deficit

Current liabilities:
Accounts payable	$2,018
Interest payable	40,963
Short-term notes payable	4,328,342
4,371,323

Long-term liabilities:
Long-term notes payable	2,189,218

Total liabilities	6,560,541

Member's deficit	(61,894)

Total Liabilities and Member's Deficit	$6,498,647

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC

Statement of Operations
For the Year Ended December 31, 2023

Revenue:
Interest income from loans	$508,196

Cost of revenue:
Interest expense	370,204
Net interest income	137,992

Provision for credit losses	109,236

Net interest income after provisions for credit losses	28,756

Expenses:
Marketing	4,499
Asset management fees	45,115
Professional fees	114,853
Salaries and wages	8,000
Other expense	431
Total expenses	172,898

Net loss	$(144,142)

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC

Statement of Changes in Member's Deficit
For the Year Ended December 31, 2023

Balance at January 1, 2023	$5,723

Contributions	109,089

Distributions	(32,564)

Net loss	(144,142)

Balance at December 31, 2023	$(61,894)

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:
Net loss	$(144,142)
Adjustments to reconcile net loss to net cash
from operating activities:
Provision for credit losses	109,236
Changes in operating assets and liabilities:
Due from related party	(36,047)
Interest receivable	(40,433)
Prepaids	(7,656)
Accounts payable	1,776
Interest payable	26,747
Net cash used by operating activities	(90,519)

Cash flows from investing activities:
Purchases in loans, net	(3,809,447)
Net cash used for investing activities	(3,809,447)

Cash flows from financing activities:
Contributions from member	109,089
Distributions to member	(32,564)
Proceeds from short term notes payable	2,336,767
Proceeds from long term notes payable	1,413,844
Net cash from financing activities	3,827,136

Net change in cash	(72,830)

Cash, beginning of year	102,931

Cash, End of Year	$30,101

Supplemental cash flow information:
Cash paid for interest	$315,025

The accompanying notes are an integral part of these financial statements.

Connect Invest II LLC

Notes to the Financial Statements

December 31, 2023

Note 1 – Organization

The Connect Invest II LLC, (”Company”), is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020, and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada, and Utah.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting principles followed by the Company, and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Capital Resources

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to going concern which assumes that the Company will be able to meet its obligations for the next year. The Company’s going concern is dependent upon its ability to generate positive cash flow from operations, obtain additional financing or equity, or a combination of these items. Management believes the Company will continue as a going concern.

Cash and Cash Equivalents

The Company has concentrated credit risk for cash by maintaining deposits in a bank. At times, balances may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company monitors the financial health of the bank and has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Loans Receivable, net

The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Connect Invest II LLC

Notes to the Financial Statements

December 31, 2023

Note 2 – Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses

The Company has observed Ignite’s portfolio over the past five years as it has similar risk characteristics. Management believes that Ignite’s most recent five-year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent five-year period is 0.26% and giving consideration for recent economic conditions, the company has doubled the credit loss rate to 0.52% for the year ended December 31, 2023. The Company also observed the loss rates of comparable financial institutions. The Company uses these historical data points and reasonable and supportable forecasts to develop their allowance. The allowance for credit losses was $124,682 at December 31, 2023 and the Company incurred $109,236 in credit loss expense during the year ended December 31, 2023. See Note 3.

The following is an analysis of the allowance for credit losses for loans receivable at December 31, 2023:

Balance at January 1, 2023	$15,446
Provision for credit losses	109,236
Balance at December 31, 2023	$124,682

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes. Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on nonaccrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a pass-through entity for federal income tax purposes. As such, no expense for federal taxes is included in the consolidated balance sheet. The annual federal income tax liability resulting from the Company’s activities is the responsibility of its members. Each member will report their respective share of the Company’s taxable income or loss. In the event of an examination of the Company’s tax return, the liability of the members could be changed if an adjustment of the Company’s income or loss is ultimately sustained by taxing authorities.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination.

Connect Invest II LLC

Notes to the Financial Statements

December 31, 2023

Note 2 – Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated balance sheet.

Federal and state income tax statues dictate that tax returns filed in any of the previous three reporting periods remain open to potential examination by relevant tax oversight agencies. Currently, the Company is not the subject of any active examinations.

Advertising

Advertising costs are charged to operations when incurred. For the year ended December 31, 2023, the amount of expense incurred was $4,499.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires assets and liabilities that arise from all leases to be recognized on the consolidated balance sheets for lessees and the expanded financial statement disclosures for both lessees and lessors. The Company has no leases as at December 31, 2023.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (“ASU 2016-13”), which provides new authoritative guidance with respect to the measurement of credit losses on financial instruments. This update changes the impairment model for most financial assets and certain other instruments by introducing a current expected credit loss (“CECL”) model. The CECL model is a more forward-looking approach based on expected losses rather than incurred losses, requiring entities to estimate and record losses expected over the remaining contractual life of an asset. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for smaller reporting companies. The Company adopted ASU 2016-13 on January 1, 2023. The adoption did not have an impact on the financial statements.

Note 3 – Loans Receivable, net

The Company records its investments in loans receivable at amortized cost. The interest rates range from 12% to 14% and is paid monthly. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan, except for the defaulted notes discussed below.

Ignite will notify the Company if a borrower or loan becomes delinquent or there is a credit risk. Determination for loan delinquency reverts to the individual loan agreement. The agreements contain specific parameters agreed to by the borrower. Failure by the borrower to remit payment in accordance with the agreement may trigger default on the loan.

Connect Invest II LLC

Notes to the Financial Statements

December 31, 2023

Note 3 – Loans Receivable, net (continued)

Two loans were past due and not accruing interest as of December 31, 2023. The Company elects to write off uncollected accrued interest receivable by reversing interest income in a timely manner and to measure an allowance for credit losses for accrued interest receivable. No interest for the defaulted loans were included in interest receivable or results from operations for the year ended December 31, 2023. The amount of loans in default was $184,500 at December 31, 2023. One loan matured during October 2023 and the other is set to mature during October 2024.

The defaults were a result of the borrowers’ failure to make monthly interest payments. The Company has reserved $84,500 in credit losses against the delinquent loans. Management of the Company believes the credit reserve adequately mitigates the risk surrounding the loans in default when considering the loan to property cost values.

The loans receivable balance, net of the allowance for credit losses, was $6,356,265 at December 31, 2023. The interest receivable balance related to the loans receivable was $61,275 at December 31, 2023 and the Company realized $508,196 in interest income during the year ended December 31, 2023.

The loan receivable portfolio consists of residential and commercial properties consisting of the following at December 31, 2023:

Loan Type	Amount
Residential	$3,885,700
Commercial	2,470,565
$6,356,265

The scheduled maturities of loans receivable as of December 31, 2023 is as follows:

Maturity Year	Amount
2024	$4,763,347
2025	1,137,600
2026	580,000
6,480,947
Less: allowance for credit losses	(124,682)
$6,356,265

Connect Invest II LLC

Notes to the Financial Statements

December 31, 2023

Note 4 – Notes Payable

Notes payables consists of six-, twelve-, and twenty-four-month notes with interest rates ranging from 7.5% to 9%. The payments on the notes payables are interest only with a balloon payment of principal payable in full at the term for the loan. At December 31, 2023, the balance of notes payables totaled $6,517,560.

The scheduled maturities of notes payables as of December 31, 2023 is as follows:

Maturity Year	Amount
2024	$5,091,913
2025	1,389,816
2026	35,831
$6,517,560

The interest rates by notes payables are as follows:

Type of Note Payable	Interest Rate	Amount
6 Month	7.50%	$2,495,963
12 Month	8%	1,832,379
24 Month	9%	2,189,218
		$6,517,560

Note 5 – Related Party Transactions

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite), a related party. At December 31, 2023, all loans receivable are serviced by Ignite. The Company has a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid iManagement fees of $45,115 during the year ended December 31, 2023.

During the year ended December 31, 2023, the sole member paid certain administrative expenses on behalf of the company totaling $83,018. The activity is reflected on the accompanying statement of changes in member’s deficit as a contribution. At December 31, 2023, the Company has $43,359 due from the sole member, which is included on the accompanying balance sheet.

Note 6 – Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through April 28, 2024, the date the financial statements were available for issuance.

Independent Auditors’ Report

Member

Connect Invest II LLC

Las Vegas, Nevada

Opinion

We have audited the financial statements of Connect Invest II LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Connect Invest II LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis For Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities For The Audit Of The Financial Statements section of our report. We are required to be independent of Connect Invest II LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities Of Management For The Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Member

Connect Invest II LLC

Auditors’ Responsibilities For The Audit Of The Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

·	Exercise professional judgment and maintain professional skepticism throughout the audit.
·	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
·	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Connect Invest II LLC’s internal control. Accordingly, no such opinion is expressed.
·	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
·	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Connect Invest II LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

April 27, 2023

CONNECT INVEST II LLC

BALANCE SHEETS

	December 31,
	2022	2021
ASSETS:
Cash	$102,931	$11,432
Loans Receivable, net of allowance for credit losses	2,656,054	130,555
Interest Receivable	20,842	831
Due from Connect Invest Corporation	7,303	2,100

TOTAL ASSETS	$2,787,130	$144,918

LIABILITIES:
Accounts Payable	$242	$290
3 month CD Payable	—	17,338
6 month CD Payable	1,372,108	74,030
9 month CD Payable	420,151	52,870
12 month CD Payable	199,316	—
24 month CD Payable	775,374	—
Interest Payable	14,216	503
Total Liabilities	$2,781,407	$145,031

MEMBER'S EQUITY/(DEFICIT)	5,723	(113)

TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$2,787,130	$144,918

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)

	For the years ended
	December 31,
	2022	2021
REVENUE
Interest income from loans	$143,458	$1,510

COST OF REVENUE
Interest expense on CDs	89,833	850

Net Interest Income	53,625	660
Less: Provision for credit losses	15,001	445
Net interest income after provision for credit losses	38,624	215

EXPENSES

Marketing	200	600
Asset management fees	12,326	68
Licenses and fees	—	350
Professional fees	39,274	37,237
Total Expenses	51,800	38,255

NET LOSS	(13,176)	(38,040)

MEMBER'S EQUITY/(DEFICIT)
Beginning of Year	(113)	(53,002)
Distributions	(17,788)	—
Contributions	36,800	90,929

MEMBER'S EQUITY/(DEFICIT)
End of Year	$5,723	$(113)

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2022	2021
Net Loss	$(13,176)	$(38,040)

Operating expenses paid by member	—	45,350
Provision for credit losses	15,001	445

Change in assets and liabilities
Due from Connect Investment Corporation	(5,203)	(2,100)
Interest receivable	(20,011)	(831)
Accounts payable	(48)	(53,712)
Interest payable	13,713	503
Total adjustments to reconcile net loss	(11,549)	(56,140)

NET CASH USED IN OPERATING ACTIVITIES	$(9,724)	$(48,385)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from loan receivable redemptions	$660,000	$—
Purchases in loans	(3,200,500)	(131,000)

NET CASH USED IN INVESTING ACTIVITIES	$(2,540,500)	$(131,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sales of CD payable	$3,717,525	$148,238
Payments on redemptions of CD payables	(1,094,814)	(4,000)
Member contributions	36,800	45,579
Member distributions	(17,788)	—

NET CASH PROIVDED BY FINANCING ACTIVITIES	$2,641,723	$189,817

NET INCREASE IN CASH	91,499	10,432

CASH - at beginning of year	11,432	1,000

CASH - at end of year	$102,931	$11,432

Cash paid for interest	$76,120	$347

NON-CASH FINANCING ACTIVITIES:

Member contributions	$—	$45,350

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - Management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The Company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis.

The Company has $2,671,500 and $131,000 in loans receivable, through trust deeds at Ignite Funding, LLC, at December 31, 2022 and 2021, respectively. Interest income earned totaled $143,458 and $1,510 for the years ended December 31, 2022 and 2021, respectively.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Interest Receivable – The Company made the accounting elections of ASC 326-20-30-5A and ASC 326-20-35-8A. At the class of financing receivable level, the Company elected to write off the uncollected accrued in interest receivable balance by reversing interest income in a timely manner and not to measure any allowance for credit losses for accrued interest receivables.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments, loans receivable, CD payables and accounts payable approximated fair value due to the short maturity of those instruments.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The member is not liable for the debts, obligations, or liabilities of the Company.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loans Receivable - The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses - Loans - The Company invests in first position trust deeds with Ignite Funding, LLC (Ignite).

The Company has observed Ignite’s portfolio over the past ten years as it has similar risk characteristics.  Management believes that Ignite’s most recent ten year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent ten year period is 0.31% and 0.34% as of December 31, 2022 and 2021, respectively. The Company has also observed the loss rates of comparable financial institutions. The Company uses these historical data points to develop their allowance. Reasonable and supportable forecasts were considered in this analysis.

Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates. As part of this analysis, the Company observed that real estate values in the community have increased, and the unemployment rates have decreased as of the current reporting period date.

Based on current conditions and reasonable and supportable forecasts, the Company expects that the current interest rate environment will start to stabilize over the next two quarters, and inflation should start to slowly decrease towards the 2% desired by the Fed over the next two years. In addition, with banks continuing to tighten underwriting the Company is seeing a better pool of loans to choose from even as the underwriting has tightened. Even though the real estate market continues to show some softness, especially in the office area management believes that going forward it creates a great opportunity for the program.

The expected loss rate applied to the amortized cost basis of the loan portfolio is 0.62% and 0.34% as of December 31, 2022 and 2021, respectively, and there is no adjustment for the current conditions and reasonable and supportable forecast. Accordingly, the allowance for expected credit losses at December 31, 2022 and 2021 totaled $15,446 and $445, respectively.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

The following is an analysis of the allowance for credit losses for loans receivable for the years ended December 31:

	2022	2021
Balance at beginning of year	$445	$—

Provision for credit losses	15,001	445

Balance at end of year	$15,446	$455

The Company similarly analyzes credit risk between commercial or residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company to further review for the internal analysis. The Company reviews the loan to value and loan to costs which are provided in the underwritten documents. The ratios are taken into consideration when conducting internal analysis. The Company does not use credit quality indicators.

If there is a problem in relation to a loan or a borrower, Ignite Funding will notify the Company immediately.

Determining if a loan is past due reverts to the individual loan documents. The documents have specific set parameters agreed to by the borrower. If payment is not met anytime due to the terms of the agreement, the loan will be put in the past due status.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable and has elected to write off noncollectable accrued interest receivables by reversing interest income or recognizing credit loss expense or a combination of both.

On December 16, 2022, the majority investor approved filing Notices of Default due to delinquency of interest payments for two loans. As of December 31, 2022 and 2021, the amount of loan receivables in default was $175,000 and $-0-, respectively.

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. During the years ended December 31, 2022 and 2021, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At December 31, 2022 and 2021, the Company’s uninsured cash totaled $-0-.

CD Payables - CD Payables are recorded at their cost value and categorized based on their respective maturity dates.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Advertising - Advertising costs are charged to operations when incurred. For the years ended December 31, 2022 and 2021, the amount charged as advertising expense was $200 and $600,

respectively.

NOTE 2 – LOANS RECEIVABLE:

The Company records its investments in loans receivable at amortized cost. The interest rates range from 10% to 13.75%. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. Except for the defaulted notes disclosed in Note 1, no loans were past due or not accruing interest as of December 31, 2022 and 2021.

NOTE 3 – CD PAYABLES:

CD payables consists of three, six, nine, twelve, and twenty-four month notes with interest rates ranging from 3% to 9%. The payments on the CD payables are interest only with a balloon payment of principal payable in full at the term for the loan. As of December 31, 2022 and 2021, the balance of CD payables totaled $2,766,949 and $144,238, respectively. The scheduled maturities of CD payables as of December 31, 2022 is as follows:

Maturity Year	Amount
2023	$1,991,575
2024	767,071
2025	8,303
$2,766,949

The interest rates by CD payables are as follows:

	Issued in 2021	Issued in 2022
CD Type	Interest Rate	Interest Rate
3-Month	3.0%	N/A
6-Month	4.5%	7.5%
9-Month	6.5%	N/A
12-Month	N/A	8.0%
24-Month	N/A	9.0%

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 4 – RELATED PARTY TRANSACTIONS:

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite) a related party. As of December 31, 2022 and 2021, the Company had $2,671,500 and $131,000, respectively, in loans receivable serviced by Ignite. The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid iManagement fees of $12,326 and $68 for the years ended December 31, 2022 and 2021, respectively.

The sole member of the Company paid certain operating expenses on behalf of the Company through non-cash contributions, in the amount of $45,350, during the year ended December 31, 2021.

NOTE 5 – SUBSEQUENT EVENTS:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 27, 2023, the date that the financial statements were available to be issued.

Exhibit Index

Exhibit Number	Description

2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Amended and Restated Note Purchase Agreement*
4.1	Form of Subscription Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*
11.1	Consent of Winston & Strawn LLP (included in Exhibit 12.1)*
11.2	Consent of Calvetti Ferguson**
11.3	Consent of RubinBrown LLP**
12.1	Opinion of Winston & Strawn LLP*

* Previously filed
** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on June 18, 2024.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
Name:	Todd B. Parriott
Title:	Chief Executive Office

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Todd B. Parriott his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-qualification amendments) to this offering statement together with all schedules and exhibits thereto under the Securities Act of 1933, as amended, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to this offering statement or any such amendment under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer and Director	June 18, 2024
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Director of Operations	June 18, 2024
Mason Weiler	(Principal Financial Officer and Principal Accounting Officer)